UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 24, 2017

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.

Dear Ms. O'Toole:

This is in regard to your letter dated February 23, 2017 concerning the shareholder proposal submitted by UTE Holdings LLC et al. for inclusion in Goldman Sachs' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Goldman Sachs therefore withdraws its December 27, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Courtney Haseley
Attorney-Adviser

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

February 23, 2017

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Withdrawal of No-Action Request Dated December 27, 2016 Regarding
Request to Omit Shareholder Proposal of UTE Holdings LLC

Ladies and Gentlemen:

We refer to our letter, dated December 27, 2016 (the "No-Action Request"), pursuant to which we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with our view that The Goldman Sachs Group, Inc. (the "Company") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by As You Sow, on behalf of UTE Holdings LLC, as primary proponent, and all the co-filers listed at the end of this letter (together, the "Proponents") from its proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders.

Attached as Exhibit A is a communication sent by the Proponents formally withdrawing the Proposal. Because the Proposal has been withdrawn, the Company hereby withdraws its No-Action Request and asks that the Staff give no further consideration to this matter. A copy of this letter is being sent simultaneously to the Proponents as notification of the Company's withdrawal of the No-Action Request.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly L. O'Toole

Beverly L. O'Toole

Attachment

cc: Chris Meyer, Praxis Value Index Fund, represented by Everence Financial
Valerie Heinonen, Ursuline Sisters of Tildonk, U.S. Province, represented by Mercy Investment Services, Inc.
Timothy Brennan, Unitarian Universalist Association
Sr. Marcelline Koch, Dominican Sisters of Springfield IL
Vicki Cummings, Sisters of the Holy Names of Jesus and Mary U.S. – Ontario Province Corporation
Valerie Heinonen, Mercy Investment Services, Inc.
Sr. Patricia Daly, American Baptist Home Mission Society
Bruce T. Herbert, Equality Network Foundation, represented by Investor Voice
Jody Wise, Trinity Health
Holly Testa, Mark Demanes, represented by First Affirmative

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

February 23, 2017

Dane Holmes
Managing Director
The Goldman Sachs Group, Inc.

Dear Mr. Holmes:

As You Sow appreciates the constructive dialogue we have had with Goldman Sachs regarding its due diligence and risk management policies concerning the financing of companies in the oil and gas arena, particularly companies whose projects may affect indigenous peoples and could raise the potential for human rights abuses and related reputational risk. Following As You Sow's submission of the attached shareholder proposal, and subsequent discussions with the company, As You Sow, on behalf of filers, and Goldman Sachs have agreed to the following actions.

1. Goldman Sachs agrees to meet with filers to jointly consider the company's due diligence and other policies and/or implementation of those policies, with a particular emphasis on financings to companies in sectors such as oil & gas with the potential for severe community impacts. Additional items to discuss include ways to practically enhance industry best practices on indigenous peoples' issues, including the consideration of options to address problems when they arise.

2. In order to fully consider and address the items above, the parties anticipate that several meetings may be necessary.

3. In return, As You Sow has agreed to withdraw the proposal, submitted on behalf of UTE Holdings LLC and co-filers Everence Financial, Sisters of St. Dominic of Caldwell New Jersey, Investor Voice, Unitarian Universalists Association, First Affirmative, Mercy Investments, Dominican Sisters of Springfield IL, Trinity Health, Sisters of the Holy Names of Jesus and Mary, US Ontario Province, Ursuline Sisters of Tildonk, US Province, American Baptist Home Mission Society.

**As You Sow:**

[signature] 2-23-17

Danielle Fugere — Date
President, *As You Sow*

**Goldman Sachs**

[signature] 2/23/17

Dane Holmes — Date
Managing Director

Enclosure: Shareholder Proposal

**SANFORD J. LEWIS, ATTORNEY**

January 30, 2017
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Goldman Sachs Regarding North Dakota Access Pipeline by UTE Holdings LLC

Ladies and Gentlemen:
UTE Holdings LLC (the "Proponent") is beneficial owner of common stock of Goldman Sachs (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company.[1] This letter responds on behalf of the Proponent to the letter dated December 27, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Beverly L. O'Toole of Goldman Sachs. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(c), Rule 14a-8(i)(7), Rule 14a-8(i)(5), and Rule 14a-8(i)(3).

Based on the Proposal and the relevant rules, the Company's No-Action request must be denied and the Proposal included in the Company's 2017 proxy materials because it is not excludable under any SEC rule. A copy of this letter is being emailed concurrently to Beverly L. O'Toole of Goldman Sachs.

## SUMMARY

The planning and construction of the Dakota Access Pipeline have caused widespread public controversy and public outcry against the project's egregious violations of indigenous and human rights. Massive, prolonged protests have occurred over 10 months against the pipeline's construction on Native American lands and protestors have focused significant attention on the identity of the pipeline's financiers. Goldman Sachs provides capital to three of the companies that are the primary developers of the pipeline, Energy Transfer Partners, Sunoco Logistics and Energy Transfer Equity. Goldman Sachs has policies related to indigenous rights and human rights, but they appear to be focused on transactional, project-related financing; whether and how the Company applies such policies to its nontransactional commercial financing relationships is unclear. Yet, as the

[1] The proposal was filed on behalf of the Proponent by As You Sow, and co-filed by Praxis Value Index Fund, represented by Everence Financial, Ursuline Sisters of Tildonk, U.S. Province, represented by Mercy Investment Services, Inc., Unitarian Universalist Association, Dominican Sisters of Springfield IL, Sisters of the Holy Names of Jesus and Mary U.S. — Ontario Province Corporation, Mercy Investment Services, Inc., American Baptist Home Mission Society, Equality Network Foundation represented by Investor Voice, Trinity Health and Mark Demanes, represented by First Affirmative.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333

North Dakota Access Pipeline example demonstrates, the Company can face reputational, ethical, and even liability risks regardless of the technicalities of the financing relationship it has with the companies that do the planning and construction.

The Proposal asks the Company to evaluate whether its due diligence on indigenous and human rights protections was applied to the companies constructing Dakota Access Pipeline, how it was applied, and accordingly how those due diligence policies might be improved to prevent the Company from being exposed to such risks in the future.

The Company argues that the Proposal represents "multiple proposals" under Rule 14a-8(c). However, the Proposal represents a request for a single report. On this basis alone, it is a single proposal. Further, the purpose of the report is an analysis of the application and effectiveness of its indigenous and human rights due diligence policies in the case of the North Dakota pipeline and, using that information, how Goldman Sachs can improve implementation of its Indigenous rights risk management policies to reduce risks in financing similar companies in the future. As such it represents a single proposal and is not excludable pursuant to Rule 14a-8(c).

As to the Company's argument that the proposal is excludable as ordinary business, a long line of SEC Staff decisions conclude that proposals relating to indigenous and human rights address a significant policy issue that transcends ordinary business. Further the subject matter has a clear nexus to the Company and the proposal does not micromanage, and therefore is not excludable pursuant to Rule 14a-8(i)(7).

The Company also asserts that the proposal may be excluded under Rule 14a-8(i)(5), arguing that it is not significantly related to the Company's business. However, in light of the Company's own policies demonstrating the significance of human rights and indigenous rights issues to the Company, and the ample evidence of impact and visibility of the Dakota pipeline for the Company's reputation, it is "otherwise significantly related" and not excludible under Rule 14a-8(i)(5). Additionally, the risk highlighted by the resolution is relevant to financing of the oil, gas, and natural gas industries, which does represent a significant portion of the Company's business.

Finally, the Company asserts that the Proposal impugns the company, such that it is excludable under Rule 14a-8(i)(3). In fact, the Proposal accurately presents the Company's role in financing companies involved in the Dakota Access Pipeline and does not misrepresent the Company's role.

## THE PROPOSAL

The Resolved clause of the Proposal states:

> **RESOLVED:** Shareholders request that Goldman Sachs prepare a public report on the North Dakota Access Pipeline, describing its financing of

> companies involved in the pipeline, how or whether its Indigenous rights policy was applied to the financing of such companies, and whether Goldman Sachs complied with its Indigenous rights policy in financing such companies. Building upon that analysis, shareholders request the report also consider policy options to improve implementation of its Indigenous rights policy, such as enhancing the risk metrics and due diligence process for reviewing financed companies' policies and practices for consistency with Goldman Sachs Indigenous rights policy, and mechanisms for engaging companies that fail to adhere to Goldman Sachs' Indigenous rights policy. Shareholders request the report be prepared at reasonable expense and exclude proprietary or legally privileged information.

The full Proposal is included Appendix A to this letter.

## I. The Proposal constitutes a single proposal under Rule 14a-8(c).

The Company imaginatively asserts a violation of Rule 14a-8(c) by framing the Proposal as addressing two distinct requests for analysis of: (i) "a specific past matter" and (ii) forward-looking policy enhancements.

The Proposal is not reasonably construed as two separate requests. It seeks a single coherent review triggered by the Dakota Pipeline. The Proposal asks the Company to assess the application of its Indigenous rights policy to its decisions to finance the companies engaged in the controversial North Dakota Access Pipeline, a project which is currently violating human and indigenous rights. The significant public outcry and ongoing crisis regarding human and indigenous rights abuses at the North Dakota project, garnering significant national and international media coverage and controversy, motivates this request that seeks analysis of the effectiveness of Goldman Sach's due diligence in lending policies and how it might learn from its assessment of current practices to strengthen future implementation. Avoiding the risks associated with involvement in future, similar problems is good business. The topics shareholders request be covered in the report are straightforwardly interrelated, interdependent, and compose a single communication to shareholders on an area of high risk for the Company.

It is well established that a proposal containing multiple elements is a "single proposal" when the elements are steps to implement the proposal and are aimed at achieving the proposal's single concept.[2] Many shareholder proposals inquire about a particular set of circumstances that reflect a significant policy issue, and then ask the company to draw prospective

[2] *E.g., Todd Shipyards Corporation*, SEC No-Action Letter (Aug. 13, 1992) (finding that the proposal was one proposal when the two specific actions called for in the proposal - retaining an investment banking firm and establishing a committee of outside directors -- were essential components to achieving a goal of eliminating corporate takeover defenses); *General Electric Company*, SEC No-Action Letter (Jan. 24, 2001) (finding no basis for exclusion under the multiple proposal principle when steps taken to implement the proposal included a recommendation that a majority of directors be independent and suggested future action by shareholders to ensure that director independence continued to exist).

conclusions and recommendations with regard to that significant policy issue. In this instance, the Company's role in financing of backers of the Dakota pipeline, and resulting accountability on related indigenous rights issues is the significant policy issue; the Proposal seeks an evaluation of the manner in which the Company applied the due diligence policies to its commercial lending and financing relationships, leading to broader recommendations to adjust those due diligence policies accordingly. Thus the Proposal represents one seamless request.

There are many examples of proposals requesting reports with several elements that have been found to be not excludable under the "multiple proposals" exclusion[3]. For example, in *Anheuser–Busch Companies, Inc.* (February 28, 1994) the proposal requested a report on: (1) the degree to which the Company's beer marketing impacts underage persons; (2) an estimate of the amount of the Company's beer that is consumed by underage persons; (3) the Company's plan for monitoring its compliance with the Brewing Industry Advertising Guidelines; and (4), the Company's plans for amending the Brewing Industry Advertising Guidelines or for adopting more stringent advertising standards for itself. Even though the proposal addressed the impacts of the company's beer marketing on underage persons AND considering the Company's plans for amending the Brewing Industry Advertising Guidelines, the Staff rejected the argument that it represented multiple proposals and instead noted "that the elements of the proposal all relate to one concept, reducing beer consumption by underage persons."

Another example of conceptually connected report elements was in *Baltimore Gas and Electric Company* (February 6, 1990). The proposal relates to the preparation and dissemination of a report to shareholders on the Company's policy regarding operational alternatives relating to the storage and disposal of radioactive waste to address BG & E's policy and estimated cost to: 1. Store irradiated fuel and other radioactive waste generated at Calvert Cliffs, through the expected lifetime of the plant; 2. Place Calvert Cliffs in a standby condition until a national waste repository is operational; and 3. Decommission Calvert Cliffs. Even though these were arguably three distinctive evaluations and actions, the Staff noted, "In the staff's view, while the proposal requests a report with respect to several alternative actions, it involves only one subject (i.e., disclosing corporate policy regarding the control of nuclear waste). A similar result was found in *Public Service Enterprise Group Incorporated* (February 17, 1998), requesting assessment of the safety and financial issues of decommissioning the Salem Nuclear Generation Station and replacing it with alternative energy sources versus continued operation for the licensed duration.

Suggestions of separate or alternative actions to be taken by a board of directors on a single issue does not offend Rule 14a-8(c)'s prohibition on multiple proposals.[4] Numerous other

[3] Note that the reference to the exclusion has changed over time, previously it was Rule 14a–8(a)(4) and currently it is Rule 14a–8(c))

[4] *See, e.g., Ametek, Inc.*, SEC No-Action Letter (Feb. 15, 1994) (finding no basis for exclusion as multiple proposals when the proposal requested the board of a company to either "reconstitute" or "expand" the board); *Computer Horizons Corporation*, SEC No-Action Letter (Apr. 1, 1993) (finding that a proposal constituted a single proposal related to the single concept of eliminating anti-takeover devices, even when the proposal contemplated multiple steps and allowed the board to either modify or terminate existing contracts or arrangements).

proposals have sought adoption of a set of principles by a company, which are loosely connected to one another under the general subject matter of the significant policy issue[5].

The SEC has long held that a proposal constitutes a single proposal when the elements of the proposal are closely related and essential to a single well-defined "unifying concept." *E.g.*, in *General Electric Company,* (Jan. 24, 2001), the Staff found no basis for excluding a shareholder proposal under Rule 14a-8(c), even though the proposal first requested that the board recompose itself so that a majority of the directors were independent and then requested that the board submit to shareholders "a separate proposal" on "any future action" to modify director independence. There, the seemingly-separate actions were related to a single, unifying concept of establishing director independence. In other words, the fact that the proposal discussed a future action by a board did not result in the Staff's determining that the proposal was in fact multiple proposals.

By contrast, and unlike what is presented by the Proposal, in evaluating submissions containing multiple proposals, the Staff has consistently concluded that *substantially distinct* proposals may not be considered a single proposal for the purposes of the One Proposal Rule. *E.g., Torotel, Inc.,* (Nov. 1, 2006), provides an example where a proposal constituted "multiple proposals" because the elements of the proposal were each conceptually distinct and were

[5] For instance, in Intel Corporation (February 11, 2015) Intel requested permission to omit a shareholder proposal from its 2015 proxy materials, which mandated that the company make all possible lawful efforts to implement the Holy Land Principles. The company noted that the proposal stated that the Holy Land Principles are "a set of equal opportunity employment principles." However, in addition to specifying standards for employment practices, the Proposal in paragraph 2 seeks to dictate certain affirmative action hiring practices "to increase the number of underrepresented employees." The company argued that because it is well established that affirmative action standards are distinct from equal employment opportunity practices, the Proposal may be excluded under Rule 14a-8(c). The staff rejected the argument. *Texaco Inc.* (February 21, 1995) requesting the board update the Texaco Corporate Conduct Guidelines and include a section with guidelines on maintaining investments in or withdrawing from countries where there is a pattern of on-going and systematic violation of human rights, where a government is illegitimate or where there is a call by human rights advocates, pro-democracy organizations or legitimately elected representatives for economic sanctions against their country. *Time Warner, Inc* (February 22, 1996) asking that the outside directors of the Company's Board of Directors review executive compensation generally and, in the course of this review, to establish ways to link executive compensation to three distinct areas of the Company's operations: (1) financial performance, (2) social corporate performance and (3) environmental corporate performance. Considered a single proposal by the Staff. Safeway Inc. (March 17, 2010) Urged the board of directors to adopt principles for national and international action to stop global warming:1. Reduce emissions to levels guided by science to avoid dangerous global warming. 2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets. 3. Ensure that states and localities continue their pioneering efforts to address global warming. 4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions. 5. Use revenues from the carbon market to: Keep consumers whole as our nation transitions to clean energy; Invest in clean energy technologies and energy efficiency measures; Assist states, localities and tribes in addressing and adapting to global warming impacts; Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy; Support efforts to conserve wildlife and natural systems threatened by global warming; and Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming. 6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

capable of being implemented separately from one another. There, the proposal requested a litany of changes to both the company's charter and bylaws, and the proposal's supporting statement identified multiple purposes for the proposal, such as to make corporate governance more effective and to reduce company expenses.[6]

When the Staff has also allowed exclusion of proposals that requested two actions, immediate and going forward they have lacked the kind of logical continuity found in the present Proposal. *See, e.g., The Goldman Sachs Group, Inc.* (Mar. 7, 2012) (permitting exclusion of proposal requesting the company to allow shareholders to make board nominations by, among other things, (i) requiring proxy statement and voting instruction forms to include nominees of shareholders who meet certain requirements; and (ii) requiring that any election resulting in a majority of board seats being filled by these nominees to not be considered a change in control); *Streamline Health Solutions, Inc.* (Mar. 23, 2010) (permitting exclusion of proposal requesting the company to (i) set the number of directors at three; (ii) require all of them to be independent; (iii) require that the number of directors cannot be changed without the affirmative vote of a majority of the company's stockholders; and (iv) elect the three nominees with the highest number of affirmative votes as the board of directors); *PSB Group, Inc.* (Feb. 23, 2010) (permitting exclusion of proposal requesting the company to (i) enter a vote of no confidence against the President, CEO, and Chairman of the Board of Directors; and (ii) limit each director's term to no more than 3, 3-year terms). In each of these instances, the Proposal "bit off" too many concepts.

Not so in the present instance. The Proposal does not in any way involve separate analyses; analyzing the Company's application of its Indigenous rights policy in commercial lending decisions relative to the North Dakota project in a robust fashion simply calls for in depth analysis of how what is learned in this process may lend to improvements.

## II. The Proposal is not excludable on the basis of ordinary business because it raises the significant social policy issue of human rights, which has a nexus to the Company, and does not micromanage.

### A. The Proposal focuses on the significant social policy issue of indigenous and human rights.

The Company claims that the Proposal relates to the Company's ordinary business operations in that it relates to details of the Company's implementation of policies in

[6] *See, e.g., Torotel, Inc.* SEC No-Action Letter (Nov. 1, 2006) (finding a basis for exclusion of a proposal where the proposal called for an amendment to a company's governing documents to, among other things, reduce the number of directors, to declassify the board, to permit only shareholders to alter the bylaws, and to remove advance notice requirements from the bylaws); *see also HealthSouth Corporation*, SEC No-Action Letter (Mar. 28, 2006).

connection with providing goods and services. The Securities and Exchange Commission has consistently recognized that human rights concerns constitute a significant policy issue and regularly found that matters relating to human or indigenous rights are not matters of ordinary business. Accordingly, the Division has consistently declined to allow exclusion on ordinary business grounds of proposals dealing with human rights. *See, e.g., General Electric Company* (Jan. 21, 2016) (proposal to review company's guidelines for selecting countries/regions for operations, criteria for investing in, operating in and withdrawing from high-risk regions, focused on "the significant policy issue of human rights"); *JPMorgan Chase & Co.* (March 9, 2015) (request that management amend policies related to human rights not excluded for ordinary business); *Citigroup Inc.* (Feb. 21, 2008) (proposal requesting report on how company policies address or could address human rights issues not excluded for ordinary business); *Xcel Energy, Inc*. (Mar. 7, 2002) (proposal requesting company obtain future power supplies from sources that did not have an undue, adverse environmental, socioeconomic and human rights impact on the Pimicikamak Cree Nation and other indigenous peoples not excluded for ordinary business).

The significant policy exception certainly applies in instances where a company is asked to review and assess its existing policies and consider where additional policies might be necessary. For example, in *Halliburton Company* (March 9, 2009), the Staff allowed a proposal that "request[ed] management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings." In arguing that this proposal related to Halliburton's ordinary business operations, the company made it clear that the proposal focused on the sufficiency of its existing Code of Business Conduct. Despite this, the Staff rejected Halliburton's no-action request under Rule 14a-8(i)(7).

Past Staff decisions also indicate that it is not necessary for a proposal to allege that the subject company itself engaged in operations that were alleged to harm or infringe upon rights - rather, shareholder concern for a company's indirect impacts on human rights and how they may materially affect the company are sufficient for proposals to merit inclusion. See for example *Bank of America* (Feb. 29, 2008); there, a proposal requested that the company amend its Bylaws to establish a Board Committee on Human Rights, to review and make policy recommendations regarding any human rights issues raised by the company's activities and policies. The company argued that this proposal was excludable as ordinary business because, though the proposal raised the significant policy issue of human rights, the proponents had not alleged that the company itself had engaged in human rights violations. Therefore, there was no link between the company's business and human rights concerns. The Staff nonetheless declined to exclude the proposal.

**B. The Dakota Pipeline controversy reflects a significant policy issue.**

The North Dakota Access Pipeline has received millions of pieces of news coverage nationally and internationally since the protest of the pipeline began in April 2016. A search for "Standing Rock" in Google's News search yielded 2,950,000 results; "North Dakota Access Pipeline" in 550,000; "North Dakota Pipeline" in 336,000 results;

“NoDAPL in 40,700. See Appendix B for a sampling of news coverage from leading publications.

**C. The provision of general financial services implicates human rights concerns.**

The Company wishes to argue that the Proposal is excludable because the provision of general financial services - as opposed to direct project financing - to companies engaged in human rights abuses is not a significant policy issue. Essentially, the Company would have us believe that its financial support to the companies building the pipeline, which came in the form of both equity and debt, - companies that are at least culpable in the public eye for related human rights violations - does not *implicate* Goldman Sachs itself because it was not involved in transactional support for the pipeline.

Simplified, this argument is that general banking services do not lead to accountability for resulting human rights violations.

This could not be further from the truth.[7] Take for example the Holocaust cases, a collection of legal claims where Holocaust victims’ heirs sought redress from banks that allegedly received and stored the assets of many Jews as the Nazis rose to power, and then made it impossible for survivors or their families to recover these assets after the war. The banks were also alleged to have received looted Nazi gold and items produced through forced labor with the knowledge that these items had been obtained pursuant to genocide, wholesale and systematic looting of personal and business property, and slave labor. The banks were *providing general financial services*, but were doing so for corrupt governments and criminals. These cases settled for $1.25 billion.

Several other cases address the potential liability of banks for *providing bank accounts and related services* to entities involved in significant human rights abuses. For example, over 6,500 plaintiffs brought claims for damages against Arab Bank, alleging that the bank knowingly and intentionally facilitated terrorist attacks by “soliciting, collecting, transmitting, disbursing and providing the financial resources” that allowed terrorist organizations to flourish and engage in a campaign of terror, genocide and crimes against humanity targeting Israelis in the Middle East.[8] A federal jury found Arab Bank liable for knowingly supporting terrorist activities during the second Palestinian uprising, and the bank settled the case for an undisclosed figure.

These examples demonstrate that accountability, including liability, can result from financial connections to companies that engage in human rights violations. Further, the Company has not shown that the capital it provided to companies wasn’t utilized on the project in an indirect manner. It is unclear whether the Company could show as much, or whether it has

[7] Following discussion derived from Banks and Human Rights: Legal Analysis, Collaboration of Foley Hoag and UNEP, December 2015.
[8] *Linde v. Arab Bank, PLC,* 269 F.R.D. 186 (E.D.N.Y. July 12, 2010).

transparency on the use of its financial support in ways that support the human rights and indigenous rights abuses.

**D. There is a clear nexus to the company.**

Articles linking Goldman Sachs to the Dakota Access pipeline show a clear nexus to the Company.

"Who's Banking on the Dakota Access Pipeline?", Miles, MacMillan, Sept 6, 2016. http://www.foodandwaterwatch.org/news/who's-banking-dakota-access-pipeline

o Infographic identifies Goldman Sachs' debt positions

"New Investigation Names Wall Street Banks Behind $3.8 Billion Dakota Access Pipeline", Goodman, et al, https://www.democracynow.org/2016/9/6/new_investigation_names_wall_street_banks September 6, 2016.

o Syndicated by Mint Press News. http://www.mintpressnews.com/new-investigation-names-wall-street-banks-behind-3-8-billion-dakota-access-pipeline/220107/

"Meet the Banks Financing the Dakota Access Pipeline", Jacobo, CommonDreams, Sept 7, 2016. http://www.nationofchange.org/2016/09/07/meet-banks-financing-attacks-standing-rock-sioux-protestors/

"Wall St. Mega-Banks Funding Vicious Attacks on Protestors Over the Dakota Access Pipeline", Syrmopoulos, The Free Thought Project, Sept 8, 2016. http://thefreethoughtproject.com/wall-st-banks-funding-dakota-pipeline/#tHQ151kJ7Mg4vMWm.99

o "The investigation was published by the research outlet LittleSis. It details how Bank of America, HSBC, UBS, Goldman Sachs, Wells Fargo, JPMorgan Chase and other financial institutions have, combined, extended a $3.75 billion credit line to Energy Transfer Partners, the parent company of Dakota Access."

"Who Is Funding the Dakota Access Pipeline? Bank of America, HSBC, UBS, Goldman Sachs, Wells Fargo", Amy Goodman et al, Democracy Now, September 9, 2016. https://www.youtube.com/watch?v=5sapmA_YHpA, https://www.democracynow.org/2016/9/9/who_is_funding_the_dakota_access

"Wall Street's Destruction Of Sacred Sioux Indian Burial Grounds", Irwin, Counter Currents, Sept 11, 2016. http://www.countercurrents.org/2016/09/11/wall-streets-destruction-of-sacred-sioux-indian-burial-grounds/

http://peacenews.org/2016/09/12/wall-streets-destruction-sacred-sioux-indian-burial-grounds-countercurrents/

http://www.truthdig.com/report/item/wall_street_prepared_to_destroy_sacred_sioux_indian_burial_grounds_20160916

"A Strategy to Stop the Funding Behind the Dakota Access Pipeline", McKibben, Yes Magazine, September 22, 2016. http://www.yesmagazine.org/people-power/standing-rock-is-a-two-front-war-big-oil-and-big-banks-but-maybe-thats-good-news-20160922

"How to Contact the 17 Banks Funding the Dakota Access Pipeline", Fuller, Yes Magazine, Sept 29, 2016. http://www.yesmagazine.org/people-power/how-to-contact-the-17-banks-funding-the-dakota-access-pipeline-20160929

"Calling Out the Banks Behind North Dakota's "Black Snake"", Rowell, Oil Change International, Oct 6, 2016. http://priceofoil.org/2016/10/06/calling-out-the-banks-behind-north-dakotas-black-snake/

"The Financial Powers Behind the Dakota Access Pipeline Must Be Confronted", Two Bulls et al, Common Dreams, October 12, 2016. http://www.commondreams.org/views/2016/10/12/financial-powers-behind-dakota-access-pipeline-must-be-confronted

"Wonder Why Presidential Candidates are Silent on Standing Rock? Follow the Money", With, Wisconsin Citizens' Media Cooperative, Oct 27, 2016. https://wcmcoop.com/2016/10/27/wonder-why-presidential-candidates-are-silent-on-standing-rock-follow-the-money/

"45 thousand join Susan Sarandon, Mark Ruffalo and Neil Young in pledge to divest from banks supporting Dakota Access Pipeline", Donzis, Community Bank Insight, Nov 7, 2016. https://www.cbinsight.com/press-release/45-thousand-join-susan-sarandon-mark-ruffalo-neil-young-pledge-divest-banks-supporting-dakota-access-pipeline

"Is your bank funding the Dakota Access Pipeline? Here's how to find a new bank.", Ask Umbra, Grist, Nov 10, 2016. http://grist.org/living/is-your-bank-funding-the-dakota-access-pipeline-might-be-time-to-find-a-new-bank/

"Buying Silence: Why So Many Democrats are Mute About Standing Rock", Sainato, Counterpunch.org, Nov 23, 2016. http://www.counterpunch.org/2016/11/23/buying-silence-why-so-many-democrats-are-mute-about-standing-rock/

"Standing Rock Sioux - A Model for Protection of Planet and its People", Schilling, Institute for Human Rights and Business, Dec 21, 2016. https://www.ihrb.org/focus-areas/commodities/standing-rock-sioux-a-model-for-protection-of-planet-and-its-people

**E. The Proposal does not micromanage.**

The Company also claims the Proposal is excludable because it seeks to "micromanage" the Company. It notes that the Company already has an environmental policy, which includes a provision specifically addressing the human rights of indigenous people. The Company asserts that the proposal seeks to micromanage this policy. However, the Proposal does not require the Company to do or change anything, only to issue a report and the details of the report are modest, reasonable requirements appropriate to a shareholder inquiry. As such it does not micromanage.

**III. The Proposal may not be excluded under Rule 14a-8(i)(5) because it is "otherwise significantly related" to the Company's business.**

The Company argues that its commercial financing for companies involved in the development and construction of the North Dakota Access Pipeline is not significantly related to the Company's business, because this matter "relates to operations which account for less than 5% of the company's total assets at the end of its most recent fiscal year . . . and is not otherwise significantly related to the company's business" as a financial services firm. According to the Company, because primary funding for the project derived from a consortium of which the Company was not a member, and the Company has not otherwise extended any credit directly to the North Dakota Access Pipeline project, the project and its related, abhorrent and widely publicized abuses of indigenous rights cannot be "significant", and therefore the Proposal merits exclusion. In the Company's words, "the Company did not participate in the direct financing of the pipeline, and as such, it [the pipeline] cannot be significant to the Company's business either quantitatively or qualitatively." However, this is erroneous.

The Company's statement on human rights notes that it undertakes due diligence on human rights issues prior to business transactions, but also that:

> The Firm analyzes new and existing clients[9] for a wide array of possible human rights-related issues, including labor practices, impacts on indigenous peoples, and proximity to conflict regions. This process informs our business decisions. We also engage with our clients in certain cases, encouraging them to consider adopting more sustainable practices and to take human rights issues into consideration in conducting their business.

This general language would seem to imply that when a Company with likely corporation-wide indigenous and human rights concerns like Energy Transfer Partners comes to Goldman Sachs for a loan, due diligence regarding human rights risks would follow. Yet, it is unclear what kind of due diligence was pursued in this case, and thus the need for the present proposal[10].

Further, Goldman Sachs' total oil, gas, and mining financing activities very likely do represent over 5% of the Company's business. Its conduct as it relates to the North Dakota Access Pipeline bears on how it will manage risk across its enterprise, in an energy policy environment in which oil and gas extraction on indigenous and tribal lands is likely to expand,

---

[9] Sometimes, the Company's statements about human rights do seem to go beyond accountability in the face of individual lending arrangements. For instance, the Company discusses in relation to palm oil that it requires "clients to have a commitment to no net deforestation, no peatland development and no human rights violations. Where this is not in place, we will introduce or refer clients to credible experts who can help establish such a commitment. Clients should have a plan in place to demonstrate compliance with this commitment."

[10] In a close analogy, the Company's vendors policy notes the responsibility of vendors to address human rights. "While the vendors with whom we interact bear the responsibility to define their own policies with regard to human rights, we strive to make them aware of our standards. We aspire for business to business purchasing activities to be transacted with due regard to the challenges of all parties including owners and employees of suppliers. At a minimum, the Firm expects suppliers and their supply chain to comply fully with all applicable laws and regulations in the conduct of their business. In addition, Goldman Sachs believes its suppliers should meet appropriate standards related to labor practices, wages and workplace safety. Where practical, we also work with our vendors to encourage the utilization of responsibly and sustainably produced goods and services."

making the frequency of such humanitarian crises more common, making the subject of the proposal relevant as a more common risk that Goldman Sachs must manage into the future.

The Company's efforts to frame the subject matter as relevant only in project financing and not in commercial financing are an attempt to distract from the underlying issue of concern to shareholders. The Company's commercial financing practices relative to the North Dakota Access Pipeline project - specifically, the Company's business relationship with the project's lead companies through providing credit - may create material risk.

Although the Goldman Sachs Environmental Policy Framework contains language delineating how the Company considers risks to Indigenous rights on transactions [11] it appears, based on the foregoing and the Company's arguments in its no-action letter, that the Company may conduct little or no due diligence with respect to the rights of Indigenous people in the course of its general commercial lending relationships, because "general" commercial lending is not transactional. In other words, where the Company's business relationship involves providing general credit, debt or equity - as opposed to transactional, direct project financing - its seems that its Indigenous rights policy would not be applied. Further, the Company does not provide enough information on how it administers its due diligence overall to prove to investors that its indigenous peoples due diligence is anything more than 'ad hoc'. If it is truly the Company's interpretation that its lack of participation in direct financing is equated to no participation, the Company's biggest lending relationships may fail to benefit from due diligence of environmental and social risk management. It is unclear to shareholders how the Company manages these risks - which may be significant - in the majority of its business.

1. Though the Company is not engaged in *direct* financing *of the project*, the Company still provides credit through its commercial lending practices with the project leads - Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity. The business relationship is vital for these companies, and *likely also in obtaining the consortium financing in the first place*. Moreover, <u>this lending is still seen by the public as an ongoing business relationship supporting the project and thus this lending can still affect the Company's reputation</u>. In the present instance, the involvement of the Company as a financial backer of so many of the principal parties to the project has created negative publicity for the Company.

2. Authoritative human rights experts assert that lenders should have responsibility for due diligence with regard to the recipients of commercial loans, beyond transactional lending.

**<u>Staff decisions confirm that the ethical and reputational impacts of an issue make it "otherwise significantly related"</u>**

[11] "Indigenous People: Goldman Sachs recognizes that the identities and cultures of indigenous peoples are inextricably linked to the lands on which they live and the natural resources on which they depend. We recognize the rights of these communities regarding issues affecting their lands and territories, traditionally owned or otherwise occupied and used. For transactions where the use of proceeds may have the potential to directly impact indigenous peoples, we expect our clients to demonstrate alignment with the objectives and requirements of IFC Performance Standard 7 on Indigenous Peoples, including free, prior and informed consent."

Rule 14a-8(i)5 states that a shareholder proposal can be excluded if: (1) the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and (2) for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and (3) is not otherwise significantly related to the company's business." A company fails to meet its burden if any of the three criteria are not met. The Company argues that the Proposal should be excluded because it relates to operations which account for less than 5% of the company's total assets and is not otherwise significantly related to the Company's business because the Company did not participate in the direct financing of the pipeline. The sheer magnitude of the Company's business, as one of the world's top financial institutions, likely precludes any of the Company's business relationships from reaching the 5% threshold. However, the Proposal qualifies as "otherwise significantly related to the company's business" due to the significant policy issues and reputational risks associated with Shareholders seek disclosure and transparency about how the Company is addressing risks associated with commercial lending relationships that implicate indigenous rights. These risks qualify the resolution as "otherwise significantly related to the Company's business". The Proposal should not be excluded regardless of whether the Proposal is less than 5% of the Company's asset and gross sales limit, because it addresses matters of substantial social and ethical significance.

The Division's no-action letters support this interpretation of the (i)(5) exclusion. A proper starting point is *Lovenheim v. Iroquois Brands Ltd.*, 618 F. Supp. 554 (D.D.C. 1985), which involved a proposal dealing with humane treatment of animals used in creating pate de foie gras, a product that represented only a small fraction of the company's revenues. The court sided with the investor, noting that the (i)(5) exclusion may not allow companies to exclude proposals that have ethical or social significance, even if the dollar amount (however calculated) is small. The court added that the ethical or social issue must not be "significant in the abstract," however, but must have a "meaningful relationship to the business of the company in question." *Id*. at 561 n.16.

There are numerous examples of proposals which might not have met the numerical thresholds of Rule 14a-8(i)(5), but were nevertheless deemed to be non-excludable under the rule because the issues involved had a potential impact on the company's reputation. These include: *Devon Energy Corp.* (March 27, 2012) annual report on lobbying; *Gap, Inc.* (March 14, 2012) where the Division denied no-action relief as to a proposal that sought an end to the company's trade partnership in Sri Lanka until the government ceased its human rights violations (The Gap was one of the largest apparel manufacturers in Sri Lanka, and its presence there raised issues about whether the company was endorsing the government and its practices); *BJ Services Company* (December 10, 2003) land procurement policy that incorporate social and environmental factors; *Halliburton Co.* (March 14, 2003) review of company operations in Iran, with reference to financial and reputational risks associated with those activities. Also, *Corning Incorporated* (Feb. 11, 2015), where the Division denied no-action relief for a proposal seeking adoption of equal employment opportunity principles to govern its Israel workforce, where operations in Israel accounted for less than 1% each of the company's total assets, net earnings, and gross sales, on the basis that avoidance of discrimination across its operations was otherwise significantly related to the Company's business. In each of these instances, the principal reason why the operations that were less than 5% of the company nevertheless met the relevancy test is that there was a reputational connection.

Even in situations where there was a reputational concern, but a company's activities could impact only a small number of individuals or a small geographic area, the Division has allowed proposals to go forward. For example, *Unocal Corp.* (Jan. 20, 1995) also focused on Indigenous rights, and the proposal in that instance sought a report on an oil company's activities in the Lubicon territory in Alberta, Canada with a focus on the implications of these activities on indigenous societies. Current estimates are that fewer than 300 members of the Lubicon tribe live on their traditional lands. See https://en.wikipedia.org/wiki/Lubicon_Lake_Indian_Nation (accessed January 26, 2017).

**Staff decisions have found that general lending relationships can make a subject matter "otherwise significantly related"**

The question of whether a bank's general lending relationships - as opposed to a direct project finance relationships - can raise social and ethical concerns was taken up directly in *Banc One Corporation* (January 6, 1994). In that instance, shareholders brought a proposal seeking to extend a federal law that required evaluation of the bank's depository institutions' community reinvestment activities to the bank's lending institutions, to provide assessment and public reporting on participation in community reinvestment activities of all financial subsidiaries of the corporation. The principal business of the subsidiaries that were the subject of the proposal was the extension of credit. Banc One, in its no-action letter to the Division, acknowledged that "certain proposals relating to operations accounting for less than five percent of a company's total assets, net income and gross sales have been required to be included when they had substantial ethical and social significance", but argued that the proposal merited exclusion under Rule 14a-8(i)5 because the social and ethical significance of the Company's lending activities, particularly when viewed in isolation from the activities of the Company's depository subsidiaries, was qualitatively different than examples where companies were "complicit" in the social or ethical matter. Thus, similarly to Goldman Sachs', Banc One argued that its lending relationships did not and could not raise meaningful social or ethical concerns, because they were "indirect". The Staff did not concur in this view, and declined to exclude the proposal on the basis of Rule 14a-8(i)5.

The present Proposal asks a question analogous to that raised by proposals requesting assessment of the reputational risks of doing business in countries that violate human rights; *regardless of whether or not a company is itself in any way engaged in or directly connected to the human rights abuses being committed* in those countries, what reputational risk is the company subject to based on its business relationship with a "bad actor," and how is the company mitigating those risks?

**Commercial lending relationships include lender accountability**

The Company's argument that when the company engages in commercial lending practices, unless it is engaged in project finance, there is no responsibility or accountability for the lender is highly problematic, and risky for both for the Company and for shareholders.

For example, the United Nations Environment Program has noted in its report on financial institutions that at a minimum they need to address human rights as a risk factor in due diligence BOTH for project finance AND for corporate level performance:

> "there is a real and pressing need to either extend or adapt existing due diligence methods (other than environmental and social due diligence) to human rights risks, or create new due diligence models beyond those that focus on the specific use of proceeds of long-term financing and their physical environmental and social impacts (as in the case of environmental and social due diligence in project finance), **and those that focus on corporate level ESG performance (as in the case of ESG due diligence for investors)."[12]**

The Company has argued - which point is central to its argument overall - that it did not participate in the direct financing of the pipeline, and as such, the pipeline cannot be considered "significant" to the Company's business. Specifically, the Company letter states;

> "As announced by Energy Transfer Partners, L.P. in August 2016, a primary source of funding for the North Dakota Access Pipeline project is a $2.5 billion project-specific funding facility provided by a consortium of 17 banks. The Company is not one of the 17 banks in the consortium and has not otherwise extended any credit directly to the North Dakota Access Pipeline project." Company Letter, Page 10.

Yet the company is a major underwriter of Energy Transfer Partners. On January 17, 2017, Energy Transfer Partners, L.P. submitted an Underwriting Agreement to the SEC documenting a business transaction with several underwriters to issue and sell $1.5 trillion of senior notes to further finance the North Dakota Access Pipeline project. [13] The Agreement describes a merger of various business entities of Energy Transfer Partners with various business entities of Sunoco Partners, among others, and lists fourteen underwriters, including Goldman Sachs. Goldman Sachs' participation in this agreement is equal to that of nine other major financial institutions, including PNC, UBS and Wells Fargo.

---

[12] Human rights and sustainable finance: exploring the relationship, UNEP inquiry/Institute for human rights in business, February 2016, page 49.

[13] Form 8-K http://ir.energytransfer.com/phoenix.zhtml?c=106094&p=IROL-secToc&TOC=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9vdXRsaW5lLnhtbD9yZXBvPXRlbmsmaXBhZ2U9MTEzMjc3OTMmc3Vic2lkPTU3&ListAll=1

**SCHEDULE I**

| Underwriter | | Principal Amount of 2027 Notes | | Principal Amount of 2047 Notes |
|---|---|---|---|---|
| Merrill Lynch, Pierce, Fenner & Smith Incorporated. | $ | 99,334,000 | $ | 149,000,000 |
| MUFG Securities Americas Inc. | | 99,333,000 | | 149,000,000 |
| TD Securities (USA) LLC | | 99,333,000 | | 149,000,000 |
| BBVA Securities Inc. | | 28,800,000 | | 43,200,000 |
| Credit Suisse Securities (USA) LLC | | 28,800,000 | | 43,200,000 |
| Goldman, Sachs & Co. | | 28,800,000 | | 43,200,000 |
| HSBC Securities (USA) Inc. | | 28,800,000 | | 43,200,000 |
| Mizuho Securities USA Inc. | | 28,800,000 | | 43,200,000 |
| Natixis Securities Americas LLC | | 28,800,000 | | 43,200,000 |
| PNC Capital Markets LLC | | 28,800,000 | | 43,200,000 |
| UBS Securities LLC | | 28,800,000 | | 43,200,000 |
| U.S. Bancorp Investments, Inc. | | 28,800,000 | | 43,200,000 |
| Wells Fargo Securities, LLC | | 28,800,000 | | 43,200,000 |
| Credit Agricole Securities (USA) Inc. | | 14,000,000 | | 21,000,000 |
| **Total** | $ | 600,000,000 | $ | 900,000,000 |

Additionally, we note that Goldman Sachs had a uniquely strong relationship with each of the three companies noted in the Proposal as a major institutional investor prior to this arrangement. Specifically, Goldman Sachs is one of the top institutional holders of each of these companies, as reported on Yahoo Finance:

| Company | Holder | Shares | Date Reported | % Out | Value | Rank |
|---|---|---|---|---|---|---|
| **Energy Transfer Partners, L.P.** | Goldman Sachs Group, Inc. | 19,170,132 | Sep 29, 2016 | 3.53% | 709,294,884 | 5th Largest Institutional Holder |
| **Energy Transfer Equity, L.P.** | Goldman Sachs Group, Inc. | 50,980,887 | Sep 29, 2016 | 4.87% | 855,969,143 | 2nd Largest Institutional Holder |
| **Sunoco Logistics Partners L.P.** | Goldman Sachs Group, Inc. | 17,480,609 | Sep 29, 2016 | 5.43% | 496,624,101 | 2nd Largest Institutional Holder |

The Proposal raises a very substantial moral or ethical concern that bears on all Goldman Sachs' current and future business with companies that operate in mining, oil, and gas industries where a higher risk of indigenous rights abuses exists. A long line of staff precedents have made it clear that when a proposal affects the firm's reputation, when it raises substantial moral or ethical concerns, this makes a proposal "otherwise related."

**IV. The Proposal does not contain materially false or misleading statements, does not impugn the character, integrity or reputation of Company personnel, and therefore is not excludable under Rule 14a-8(i)(3).**

The Company asserts that the Proposal's Supporting Statement, which provides examples of the human rights abuses committed against nonviolent protestors of the North Dakota project by police forces and private security forces, "impugns the integrity, character and reputation of the Company's personnel" by tying them to these abhorrent acts. According to the Company, the presence of these examples in the Proposal suggests that the Company and its policies were "a contributing factor".

The examples included in the Proposal, taken from media coverage, provide evidence for allegations of indigenous and human rights violations against opponents of the pipeline - Native American and their allies, calling themselves "water protectors". These examples are the crux of the matter, the main reason the Proponent is concerned about the Company's relationship to the companies involved in this project. The Company's request to omit the portion of the Supporting Statement beginning with "Starting in September 2016" and ending with "use of excessive force" is a request to omit the heart of the matter from shareholder consideration. Indeed, the Company's argument here debunks its prior argument that it is irrelevant to the Company's business.

The Proposal does not suggest or imply that the Company has directly committed human rights violations. Rather it states that the Company may be implicated by its financing of partners that are developing the project. At no place in the Proposal is there any language suggesting that Goldman Sachs directly ordered action with regard to the pipeline. Instead the Proposal is seeking reporting on how Goldman Sachs can exercise due diligence to ensure that the companies it is lending to have sufficient protections in place to align with the Company's existing indigenous rights policies.

## CONCLUSION

Based on the foregoing, it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,

Sanford Lewis

cc:
Beverly L. O'Toole

UTE Holdings, represented by As You Sow
Chris Meyer, Praxis Value Index Fund, represented by Everence Financial
Valerie Heinonen, Ursuline Sisters of Tildonk, U.S. Province, represented by Mercy Investment Services, Inc.
Timothy Brennan, Unitarian Universalist Association
Sr. Marcelline Koch, Dominican Sisters of Springfield IL
Vicki Cummings, Sisters of the Holy Names of Jesus and Mary U.S. — Ontario Province Corporation
Valerie Heinonen, Mercy Investment Services, Inc.
Sr. Patricia Daly, American Baptist Home Mission Society
Bruce T. Herbert, Equality Network Foundation, represented by Investor Voice
Jody Wise, Trinity Health
Holly Testa, Mark Demanes, represented by First Affirmative

**APPENDIX A**
**THE PROPOSAL**

REPORT ON GOLDMAN SACHS INVOLVEMENT WITH THE NORTH DAKOTA ACCESS PIPELINE

**WHEREAS:**
As long-term Goldman Sachs stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of Indigenous peoples' rights presents risks for Goldman Sachs that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

Goldman Sachs has an Indigenous rights policy, stating "For transactions where the use of proceeds may have the potential to directly impact Indigenous peoples, we expect our clients to demonstrate alignment with the objectives and requirements of IFC Performance Standard 7 on Indigenous Peoples, including free, prior and informed consent." (Goldman Sachs Website) The IFC Performance Standard 7 is broad in scope and outlines detailed obligations for many aspects of Indigenous rights interactions, including principles of engagement; free, prior, and informed consent; mitigation and compensation; and development. (IFC)

Goldman Sachs provided financing to companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity — that collaborated to build the North Dakota Access Pipeline. The pipeline is planned to be built across Native American lands and waterways in North Dakota. However, it is unclear whether Goldman Sachs applied its Indigenous rights policies in its financing of companies involved in the construction of the North Dakota Access Pipeline. The oil pipeline's construction was opposed by Native Americans and allies, calling themselves "water protectors", who requested that the pipeline be rerouted to protect water quality. Such a rerouting was granted to a non-Native American community near Bismark, North Dakota due to the threat the pipeline posed to that community's water supply. (Bismark Tribune, August 2016)

Starting in September 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project including:
- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Use of exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Use of dogs to attack nonviolent protestors, captured on video.
- Arrests of news media covering the protest, suppressing free speech.
- Mass arrests of protestors and use of excessive force.

**RESOLVED:** Shareholders request that Goldman Sachs prepare a public report on the North Dakota Access Pipeline, describing its financing of companies involved in the pipeline, how or whether its Indigenous rights policy was applied to the financing of such companies, and whether Goldman Sachs complied with its Indigenous rights policy in financing such companies. Building upon that analysis, shareholders request the report also consider policy options to improve implementation of its Indigenous rights policy, such as enhancing the risk metrics and due diligence process for reviewing financed companies' policies and practices for consistency with Goldman Sachs Indigenous rights policy, and mechanisms for engaging companies that fail to adhere to Goldman Sachs' Indigenous rights policy. Shareholders request the report be prepared at reasonable expense and exclude proprietary or legally privileged information.

**Appendix B**
**North Dakota Access Pipeline News Coverage**

The North Dakota Access Pipeline has received millions of pieces of news coverage nationally and internationally since the protest of the pipeline began in April 2016. A search for "Standing Rock" in Google's News search yielded 2,950,000 results; "North Dakota Access Pipeline" in 550,000; "North Dakota Pipeline" in 336,000 results; "NoDAPL in 40,700. What follows is a sampling of news coverage from leading publications, many of which were syndicated widely.

- August 10, 2016, AP, "Opposition to Oil Pipeline Heats Up in North Dakota, Iowa", http://www.nytimes.com/aponline/2016/08/10/us/ap-us-oil-pipeline-iowa-lawsuit.html
- August 12, 2016, AP, "12 People Arrested at Dakota Access Pipeline Demonstration", http://www.nytimes.com/aponline/2016/08/11/us/ap-us-pipeline-protesters-arrests.html
- August 12, 2016, Reuters, "Big Dakota Pipeline to Upend Oil Delivery in U.S.", http://www.nytimes.com/reuters/2016/08/12/us/12reuters-usa-oil-pipeline.html
- August 13, 3026, AP, "In North Dakota, People vs. Oil Pipeline Protest Strengthens", http://www.nytimes.com/aponline/2016/08/13/us/ap-us-oil-pipeline-protests.html
- August 15, 2016, AP, "Dakota Access Pipeline Owners Sue North Dakota Protesters", http://www.nytimes.com/aponline/2016/08/15/us/ap-us-pipeline-protest-lawsuit.html
- August 16, 2016, AP, "Oil Pipeline Construction Halted Amid Talks With Protesters", http://www.nytimes.com/aponline/2016/08/16/us/ap-us-pipeline-protest-peace-negotiations.html
- August 17, 2016, AP, "Judge Orders Protesters Not to Interfere With Oil Pipeline", http://www.nytimes.com/aponline/2016/08/16/us/ap-us-oil-pipeline-restraining-order.html
- Aug 17, 2016, AP, "Sioux tribe leader wants political help to halt oil pipeline", http://www.usnews.com/news/business/articles/2016-08-17/sioux-tribe-leader-wants-political-help-to-halt-oil-pipeline
- August 18, 2016, MacPherson, AP, "North Dakota pipeline construction halted until court date", http://bigstory.ap.org/article/48abe54c07b046b7befe0bc273f4dd73/north-dakota-pipeline-construction-halted-until-court-date
- August 23, 2016, Healy, NYT, "Occupying the Prairie: Tensions Rise as Tribes Move to Block a Pipeline", https://www.nytimes.com/2016/08/24/us/occupying-the-prairie-tensions-rise-as-tribes-move-to-block-a-pipeline.html
- August 24, 2016, AP, "The Latest: Judge to rule on pipeline injunction by Sept. 9", http://bigstory.ap.org/article/be6804b81dc24152b204cd7682d471fe/latest-federal-court-hear-pipeline-building-request
- August 24, 2016, AP, "Oil pipeline: The legal challenges and protests", http://www.bigstory.ap.org/article/7395eb1fc8b24be88bbda0be8a5dfcf7/oil-pipeline-legal-challenges-and-protests

- August 24, 2016, Reuters, "Celebrities join Native American pipeline protest in Washington, DC", http://www.reuters.com/article/us-usa-pipeline-nativeamericans-idUSKCN11003R
- August 25, 2016, Dave Archimbault II, NYT Opinion, "Taking a Stand at Standing Rock", https://www.nytimes.com/2016/08/25/opinion/taking-a-stand-at-standing-rock.html
- August 26, 2016, Healy, NYT, "North Dakota Oil Pipeline Battle: Who's Fighting and Why", https://www.nytimes.com/2016/11/02/us/north-dakota-oil-pipeline-battle-whos-fighting-and-why.html
- August 27, 2016, AP, 'Far-Reaching Tribal Solidarity Displayed at Pipeline Protest", http://bigstory.ap.org/article/f6232ebaeba54d3dbe6ffb921ae42ffa/far-reaching-tribal-solidarity-displayed-pipeline-protest
- August 31, 2016, "Oil Pipeline Protesters Disrupt Construction Sites", http://www.dailymail.co.uk/wires/ap/article-3767997/Oil-pipeline-protesters-disrupt-construction-sites.html
- Sept 4, 2016, NPR, "Dakota Access Pipeline Protests In North Dakota Turn Violent", http://www.npr.org/sections/thetwo-way/2016/09/04/492625850/dakota-access-pipeline-protests-in-north-dakota-turn-violent
- Oct 28, 2016, CBS News, "Violence erupts during protests over controversial Dakota Access Pipeline", http://www.cbsnews.com/news/violent-protests-over-dakota-access-pipeline-end-with-over-140-arrests/
- Nov 3, 2016, Video, WSJ, "Dakota Access Pipeline: New Clashes as Obama Wades In", http://www.wsj.com/video/dakota-access-pipeline-new-clashes-as-obama-wades-in/D631EA4A-FF6D-4299-AC3C-218C1AE13F41.html
- Nov 15, Maher, WSJ, "Dakota Pipeline Backers Ask Court to Order Final Approval by Corps" http://www.wsj.com/articles/dakota-pipeline-backers-ask-court-to-order-final-approval-by-corps-1479240584
- Nov 15, 2016, Beard, Washington Post, "U.N. officials denounce 'inhuman' treatment of Native American pipeline protesters", https://www.washingtonpost.com/news/worldviews/wp/2016/11/15/u-n-officials-denounce-inhuman-treatment-of-north-dakota-pipeline-protesters/?utm_term=.fde9a67251c9
- Nov 16, Maher, WSJ, "Dakota Pipeline's Builder Says Obstacles Will Disappear Under Donald Trump", http://www.wsj.com/articles/dakota-pipelines-builder-says-obstacles-will-disappear-under-donald-trump-1479327104
- Nov 21, Maher, WSJ, "Police in North Dakota Use Water, Rubber Bullets, Tear Gas in Latest Pipeline Clash Two sides blame each other for rising tensions as temperatures drop below freezing" http://www.wsj.com/articles/police-in-north-dakota-use-water-rubber-bullets-tear-gas-in-latest-pipeline-clash-1479754199
- Nov 21, 2016, Wong, Guardian, "Standing Rock protest: hundreds clash with police over Dakota Access Pipeline", https://www.theguardian.com/us-news/2016/nov/21/standing-rock-protest-hundreds-clash-with-police-over-dakota-access-pipeline

- Nov 22, 2016, Park, Cuevas, CNN, “Dakota Access Pipeline clashes turn violent”, http://www.cnn.com/2016/11/21/us/dakota-access-pipeline-protests/
- Nov 29, 2018, Mele, NYT, “Veterans to Serve as ‘Human Shields’ for Dakota Pipeline Protesters”, https://www.nytimes.com/2016/11/29/us/veterans-to-serve-as-human-shields-for-pipeline-protesters.html
- Nov 30, 2016, Updahye, “Protestors Won’t Heed Evacuation Order” https://www.nytimes.com/video/us/100000004794235/protesters-wont-heed-evacuation-order.html
- Nov 30, 2016, Harris & Gonchar NYT, “Battle Over an Oil Pipeline: Teaching About the Standing Rock Sioux Protests”, https://www.nytimes.com/2016/11/30/learning/lesson-plans/battle-over-an-oil-pipeline-teaching-about-the-standing-rock-sioux-protests.html
- Dec 1, 2016, Connors, WSJ, “North Dakota Governor Seeks Meeting With Tribe Over Pipeline Standoff”, http://www.wsj.com/articles/north-dakota-governor-seeks-meeting-with-tribe-over-pipeline-standoff-1480627295
- Dec 2, 2016, Egan NYT, “Fake Cowboys and Real Indians”, https://www.nytimes.com/2016/12/02/opinion/fake-cowboys-and-real-indians.html
- Dec 3, 2016, Healy NYT, “Standing Rock Pipeline Protesters, Ordered to Leave, Dig In”, https://www.nytimes.com/2016/12/03/us/standing-rock-pipeline-protest-north-dakota.html
- Dec 4, 2016, Healy & Fandos, NYT “Protesters Gain Victory in Fight Over Dakota Access Oil Pipeline”, https://www.nytimes.com/2016/12/04/us/federal-officials-to-explore-different-route-for-dakota-pipeline.html
- Dec 4, 2016, Revkin NYT, “Facing Standing Rock Campaign, Obama Administration Blocks Dakota Pipeline Path”, http://dotearth.blogs.nytimes.com/2016/12/04/facing-standing-rock-campaign-army-corps-blocks-dakota-pipeline-path/
- Dec 5, 2016, Normen et al NYT, “Standing Rock Celebrates Halted Pipeline”, https://www.nytimes.com/video/us/100000004803920/standing-rock-celebrates-halted-pipeline.html
- Dec 5, 2016, Upadhye NYT, “Standing Rock Protesters Cautiously Celebrate”, https://www.nytimes.com/video/us/100000004804350/standing-rock-protesters-celebrate-pipeline-decision.html
- Dec 5, 2016, Healy NYT, “As North Dakota Pipeline Is Blocked, Veterans at Standing Rock Cheer”, https://www.nytimes.com/2016/12/05/us/veterans-north-dakota-standing-rock.html
- Dec 6, 2016, Opinion Various NYT, “A Victory, for Now, for Dakota Oil Pipeline Opponents”, https://www.nytimes.com/2016/12/06/opinion/a-victory-for-now-for-dakota-oil-pipeline-opponents.html
- Dec 8, 2016, Melchior, WSJ, “Army Corps Gives the Left a Last Stand in North Dakota” http://www.wsj.com/articles/army-corps-gives-left-last-stand-in-north-dakota-1480983270

- Dec 8, 2016, Krauss, NYT, "North Dakota Could Be Biggest Loser in Ruling Against Oil Pipeline" https://www.nytimes.com/2016/12/08/business/energy-environment/dakota-access-pipeline-oil.html
- Dec 9, 2016, Matthews, WSJ, "Judge Denies Developer's Request to Force Approval of Dakota Access Pipeline's Final Stage", http://www.wsj.com/articles/judge-denies-developers-request-to-force-approval-of-dakota-access-pipelines-final-stage-1481319184
- Dec 10, 2016, Erdrich, NYT "How to Stop a Black Snake", https://www.nytimes.com/2016/12/10/opinion/sunday/how-to-stop-a-black-snake.html
- Dec 15, 2016, Opinion Various, "The Fight for Native Americans' Welfare Isn't Over", https://www.nytimes.com/2016/12/15/opinion/the-fight-for-native-americans-welfare-isnt-over.html
- December 16, 2016, Anderson, "'Respect the Feathers': Who Tells Standing Rock's Story?", https://www.nytimes.com/2016/12/16/movies/standing-rock-sioux-tribe-filmmakers.html
- Jan 4, 2017, AP, "Federal grand jury looks into violent clash at Dakota Access pipeline protest", http://www.latimes.com/nation/nationnow/la-na-north-dakota-protest-probe-20170104-story.html
- Jan 13, 2017, Reuters, "New North Dakota Governor Expects Controversial Pipeline to Be Built", http://www.nytimes.com/reuters/2017/01/13/us/politics/13reuters-north-dakota-pipeline-burgum.html
- Jan 13, 2017, Alster, NYT, "Rebuilding Infrastructure May Be Profitable for the Very Rich", https://www.nytimes.com/2017/01/13/business/mutfund/rebuilding-infrastructure-may-be-profitable-for-the-very-rich.html
- Jan 17, 2017, AP, "Dakota Access Company Seeks to Block Pipeline Study", http://www.nytimes.com/aponline/2017/01/17/us/ap-us-oil-pipeline.html
- Jan 18, 2017, Reuters, "Dakota Access Company Files Motion to Halt Environmental Study", http://www.nytimes.com/reuters/2017/01/17/us/17reuters-north-dakota-pipeline-environment.html
- Jan 18, 2017, AP, "Federal Study on Dakota Access Pipeline to Move Forward", http://www.nytimes.com/aponline/2017/01/18/us/ap-us-oil-pipeline.html
- Jan 19, 2017, AP, "The Latest: Pipeline Protest Clash Causes Injuries, Arrests", http://www.nytimes.com/aponline/2017/01/19/us/ap-us-oil-pipeline-lawsuits-the-latest.html
- Jan 19, 2017, Connors, WSJ, "Dakota Access Pipeline Protesters Arrested Some 21 people face charges including carrying a concealed weapon and criminal trespass", http://www.wsj.com/articles/dakota-access-pipeline-protesters-arrested-1484863808
- Jan 20, 2017, Reuters, "North Dakota Landowners Sue Over Pipeline Easement Payments", http://www.nytimes.com/reuters/2017/01/20/us/20reuters-north-dakota-pipeline.html
- Jan 23, 2017, Connors, WSJ, "Protesters, Oil Companies Gear Up for Next Round at Standing Rock: As hundreds of protesters arrive after inauguration of President

Trump, oil companies look at use of private security”
http://www.wsj.com/articles/protesters-oil-companies-gear-up-for-next-round-at-standing-rock-1485198624

- Jan 24, 2017, Davenport, NYT, “Trump Clears Way for Controversial Oil Pipelines”, http://www.nytimes.com/reuters/2017/01/24/us/politics/24reuters-usa-trump-pipeline.html
- Jan 24, 2017, Reuters, “Standing Rock Sioux Tribe Opposes Trump Order on Dakota Pipeline: Statement”, http://www.nytimes.com/reuters/2017/01/24/us/politics/24reuters-usa-trump-pipeline-tribe.html
- Jan 24, 2017, Reuters, “Rebuking Obama, Trump Boosts Keystone XL, Dakota Pipelines”, http://www.nytimes.com/aponline/2017/01/24/us/politics/ap-us-trump-pipelines.html
- Jan 24, 2017, NYT Video, “Trump Signs Dakota Pipeline Orders”, https://www.nytimes.com/video/us/politics/100000004891031/trump-signs-dakota-pipeline-orders.html
- Jan 24, 2017, AP, “Factbox: Dakota Access Pipeline's Long Journey” http://www.nytimes.com/reuters/2017/01/24/us/politics/24reuters-north-dakota-pipeline-factbox.html
- Jan 24, 2017, AP, “Prosecutors Charge 2 in Pipeline Protest at Vikings Stadium”, http://www.nytimes.com/aponline/2017/01/24/us/ap-us-oil-pipeline-protest-vikings-stadium-.html
- Jan 24, 2017, Reuters, “Protesters Vow to Battle Trump's 'Poor Decision' to Revive Pipeline”, http://www.nytimes.com/reuters/2017/01/24/us/politics/24reuters-usa-trump-pipeline-camp.html
- Jan 24, 2017, Harder, WSJ, “Trump Takes Action to Revive Keystone, Dakota Pipelines”, http://www.wsj.com/articles/trump-set-to-take-action-on-keystone-dakota-pipelines-1485270333
- Jan 25, 2017, AP, “What's Next for the Dakota Access, Keystone XL Pipelines?”, http://www.nytimes.com/aponline/2017/01/25/us/ap-us-pipelines-whats-next.html
- Jan 25, 2017, AP, “A Timeline of the Dakota Access Oil Pipeline” http://www.nytimes.com/aponline/2017/01/25/us/ap-us-dakota-access-pipeline-timeline.html
- Jan 25, 2016, McKibben, “On Pipelines, Donald Trump Looks Backward”, https://www.nytimes.com/2017/01/25/opinion/on-pipelines-donald-trump-looks-backward.html
- Jan 25, 2017, AP, “Pipeline Opponents Face High Legal Hurdles Challenging Trump”, http://www.nytimes.com/reuters/2017/01/25/us/25reuters-usa-trump-pipeline-legal.html
- Jan 25, 2017, AP, “Last Pipeline Protesters Weigh Whether to Fight or Leave”, http://www.nytimes.com/aponline/2017/01/25/us/ap-us-oil-pipeline-protest.html
- Jan 26, 2017, AP, “Tribal Leader Asks Trump to Reconsider Pipeline Action” http://www.nytimes.com/aponline/2017/01/26/us/ap-us-oil-pipeline.html

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 27, 2016

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of UTE Holdings LLC

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (together, the "2017 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from As You Sow, on behalf of UTE Holdings LLC, as primary proponent, and all the co-filers listed at the end of this letter (together, the "Proponents"). The full text of the Proposal and all other relevant correspondence with the Proponents are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2017 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials.

## I. The Proposal

The resolution included in the Proposal reads as follows:

*"Resolved: Shareholders request that Goldman Sachs prepare a public report on the North Dakota Access Pipeline, describing its financing of companies involved in the pipeline, how or whether its Indigenous rights policy was applied to the financing of such companies, and whether Goldman Sachs complied with its Indigenous rights policy in financing such companies. Building upon that analysis, shareholders request the report also consider policy options to improve implementation of its Indigenous rights policy, such as enhancing the risk metrics and due diligence process for reviewing financed companies' policies and practices for consistency with Goldman Sachs' Indigenous rights policy, and mechanisms for engaging companies that fail to adhere to Goldman Sachs' Indigenous rights policy. Shareholders request the report be prepared at reasonable expense and exclude proprietary or legally privileged information."*

The supporting statement included in the Proposal (the "Supporting Statement") is set forth in Exhibit A.

## II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(c), because the Proposal constitutes multiple proposals;
- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations;
- Rule 14a-8(i)(5), because the Proposal is not relevant and is not significantly related to the Company's business; and
- Rule 14a-8(i)(3), because the Proposal contains materially false and misleading statements including those that impugn the character, integrity and reputation of the Company's personnel by tying them to human rights abuses.

### A. The Proposal may be excluded under Rule 14a-8(c) because it constitutes multiple proposals.

The Company may exclude the Proposal from its 2017 Proxy Materials because the Proponents have combined different shareholder proposals into a single proposal in violation of Rule 14a-8(c). The Company received the Proposal on December 6, 2016 containing multiple shareholder proposals within one submission. Specifically, one proposal, set out in the first sentence of the resolution, relates to the Company's application of its indigenous rights policy to the North Dakota Access Pipeline (the "North Dakota Access Pipeline Proposal").[1] A second proposal, set out in the second sentence of the resolution, is not about the application of the indigenous rights policy to that situation, but rather relates broadly to policy options for improving the implementation of the indigenous rights policy going forward (the "Indigenous Rights Policy Proposal").[2] In a letter sent on December 15, 2016 (the "Deficiency Notice"), the Company notified the Proponents that their submission violated Rule 14a-8(c) and that the Proponents could correct this procedural deficiency by indicating which proposal the Proponents would like to submit and which proposal the Proponents would like to withdraw. *See* Exhibit B. The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than 14 calendar days from the date of receipt of the letter. The Proponents responded to the Deficiency Notice on December 22, 2016, saying they did not agree that the Proposal constituted two separate proposals. *See* Exhibit C.

Rule 14a-8(c) provides that a shareholder may submit only one proposal per shareholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements that lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. *See, e.g., PG&E Corp.* (Mar. 11, 2010) (permitting exclusion of proposal requesting the company to (i) mitigate all potential risks encompassed by studies of a particular power plant site; (ii) defer any request for or expenditure of funds for license renewal at the site; and (iii) limit the production of high-level radioactive wastes at the site); *Parker-Hannifin Corp.* (Sept. 4, 2009) (permitting exclusion of proposal requesting the company to institute a Triennial Executive Pay Vote program that provides shareholders the opportunity to (i) approve the compensation, incentive plans, and post-employment benefits of the company's named executive officers; and (ii) comment on and ask questions about the company's executive compensation policies on a forum); *Duke Energy Corp.* (Feb. 27, 2009) (permitting exclusion of proposal requesting the company to (i) require candidate directors to have personally owned at least $2000 worth of the company common stock for at least one year prior to their nomination; (ii) have

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1 The North Dakota Access Pipeline Proposal requests "that Goldman Sachs prepare a public report on the North Dakota Access Pipeline, describing its financing of companies involved in the pipeline, how or whether its Indigenous rights policy was applied to the financing of such companies, and whether Goldman Sachs complied with its Indigenous rights policy in financing such companies."

2 The Indigenous Right Policy Proposal requests that "the report also consider policy options to improve implementation of its Indigenous rights policy, such as enhancing the risk metrics and due diligence process for reviewing financed companies' policies and practices for consistency with Goldman Sachs' Indigenous rights policy, and mechanisms for engaging companies that fail to adhere to Goldman Sachs' Indigenous rights policy."

candidates declare any potential conflicts of interest upon nomination; and (iii) limit director compensation to company common stock only). Thus, the mere fact that the Proposal relates generally to the Company's indigenous rights policy does not make the Proposal one proposal for Rule 14a-8 purposes. In this regard, the Proposal is just like the power plant in *PG&E Corp.*, shareholder approval of executive compensation in *Parker-Hannifin Corp.* and directors in *Duke Energy Corp.* And just like in those cases, the Proposal may be excluded under Rule 14a-8(c).

The Staff has also allowed exclusion of proposals that requested two actions, one that dealt with an issue immediately and one that addressed that issue going forward. *See, e.g., The Goldman Sachs Group, Inc.* (Mar. 7, 2012) (permitting exclusion of proposal requesting the company to allow shareholders to make board nominations by, among other things, (i) requiring proxy statement and voting instruction forms to include nominees of shareholders who meet certain requirements; and (ii) requiring that any election resulting in a majority of board seats being filled by these nominees to not be considered a change in control); *Streamline Health Solutions, Inc.* (Mar. 23, 2010) (permitting exclusion of proposal requesting the company to (i) set the number of directors at three; (ii) require all of them to be independent; (iii) require that the number of directors cannot be changed without the affirmative vote of a majority of the company's stockholders; and (iv) elect the three nominees with the highest number of affirmative votes as the board of directors); *PSB Group, Inc.* (Feb. 23, 2010) (permitting exclusion of proposal requesting the company to (i) enter a vote of no confidence against the President, CEO, and Chairman of the Board of Directors; and (ii) limit each director's term to no more than 3, 3-year terms).

In this case, the Proposal contains a request that deals immediately with the Company's purported involvement in a specific transaction—the North Dakota Access Pipeline Proposal—that is separate and distinct from the second request in the Proposal that addresses potential revisions to the Company's policies going forward—the Indigenous Rights Policy Proposal. The North Dakota Access Pipeline Proposal asks for a specific report on a single transaction, including a description of the Company's "financing of companies involved in the pipeline." The Indigenous Rights Policy Proposal, on the other hand, requests a report that looks more broadly at how the Company's indigenous rights policy will be implemented in the future. Although the two proposals have similar underlying concerns, they constitute two distinct requests for separate analyses to be conducted, one on a specific past matter and one on possible policy enhancements going forward. The fact that the Proposal asks that these analyses be combined into one report (with the second analysis "[b]uilding upon" the first) does not change the fact that the Proponents have asked for two distinct analyses.

For the foregoing reasons, the Proposal does not constitute a single proposal and therefore should be excluded pursuant to Rule 14a-8(c).

**B. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.**

To the extent the Staff views the Proposal as only a single proposal, it is properly excludable from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter is within the ordinary course operations of the Company.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with a "matter relating to the company's ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018, Amendments to Rules on Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission outlines two central considerations for determining whether the ordinary business exclusion applies: (1) was the task "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight;" and (2) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40 (footnote omitted).

The Proposal's request for the preparation of a public report does not change the nature of the inquiry. When addressing proposals that request a company to prepare a report on an aspect of its business, the Staff has determined to look beyond the form of the request to whether or not "the subject matter of the special report . . . involves a matter of ordinary business." Release No. 34-20091, Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, [1983-84 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417 at 86,205 (Aug. 16, 1983). Accordingly, the subject matter of the public report requested should be considered.

In this case, the Proposal deals with a matter relating to the Company's ordinary business operations, in that it (1) relates to matters concerning the Company's policies in connection with providing goods and services; (2) relates to ordinary business matters that are not overridden by significant policy issues; and (3) seeks to micromanage the Company's operations by requiring a report on a specific transaction and addressing how the Company applies an already existing policy. Therefore, the Proposal is properly excludable pursuant to Rule 14a-8(i)(7).

**1. The Proposal relates to matters that concern the Company's policies in connection with providing goods and services.**

The Proposal relates to the Company's ordinary business operations in that it relates to details of the Company's implementation of policies in connection with providing goods and services. The Staff has consistently determined that proposals that concern the content and sale of a company's products and services are excludable as a matter of ordinary business pursuant to Rule 14a-8(i)(7). *See, e.g., Cabela's Inc.* (Apr. 7, 2016) (permitting exclusion of a proposal requesting the board to adopt and oversee the implementation of a policy regarding what firearms to sell); *Wells Fargo & Co.* (Jan. 28, 2013) (permitting exclusion of a proposal requesting the company to prepare a report discussing whether the company's policies in addressing the social and financial impacts of its direct deposit advance lending service were adequate); *Pepco Holdings, Inc.* (Feb. 18, 2011) (permitting exclusion of a proposal requesting the company to (i) market solar providers on its website; (ii) provide financing to customers who want to install solar systems; and (iii) report to shareholders how the company will implement "market opportunities for non-commercial renewable solar power"); *The Walt Disney Co.* (Dec. 22, 2010) (permitting exclusion of a proposal requesting the company to implement a policy that prevents children from entering designated smoking areas at the company's theme parks).

In *Wells Fargo & Co.* the proposal requested that the Wells Fargo's board of directors prepare a report on "the adequacy of the company's policies in addressing the social and financial impacts of [the company's] direct deposit advance lending [service]." The company's direct deposit advance lending service was a line of credit only available to the company's established customers whose accounts were in good standing and who wished to use the service. The Staff agreed that the proposal related to the products and services offered for sale by the company and noted that such proposals are generally excludable under Rule 14a-8(i)(7).

Similar to the proposal in *Wells Fargo & Co.*, the Proposal requests that the Company report on policies related to the provision of a particular financial product that is a part of the Company's day-to-day business. Specifically, the Proponents request that the Company prepare a report relating to the Company's financing of companies involved in the North Dakota Access Pipeline and the Company's application of its indigenous rights policy to such financing (*i.e.*, the North Dakota Access Pipeline Proposal). Accordingly, the North Dakota Access Pipeline Proposal is asking the Company to report on one particular decision to provide a product (financing) to the Company's customers. In addition, the Proponents request a report that broadly covers options for improving the implementation of the Company's indigenous rights policy going forward (*i.e.*, the Indigenous Rights Policy Proposal). The Indigenous Rights Policy Proposal would affect the terms upon which the Company provides a product (*i.e.*, financing) going forward and in the ordinary course of business. Therefore, because the Proposal and the subject matter of the report requested by the Proposal relate to the Company's decision to offer a financial product or service to its customers, and thus constitutes part of the Company's day-to-day financial services business, it is excludable under Rule 14a-8(i)(7).

**2. The Proposal relates to ordinary business matters that are not overridden by significant policy issues.**

The Proposal concerns the provision of the Company's products or services, an ordinary business matter that constitutes the Company's day-to-day business operations. The Supporting Statement alludes to two possible significant social policy issues – the violation of "indigenous people's rights" and "human rights abuses." Neither of these potential significant social policy issues takes the Proposal outside of the Company's ordinary business matters.

In its Staff Legal Bulletin No. 14E, the Staff indicates that, where a proposal relating to the company's ordinary business operations also raises a significant policy issue, the proposal will be excludable under Rule 14a-8(i)(7) unless "a sufficient nexus exists between the nature of the proposal and the company." Staff Legal Bulletin No. 14E (Oct. 27, 2009) (footnote omitted). Applying this standard, the Staff has consistently permitted the exclusion of proposals that focused on ordinary business matters, even though they also related to a significant policy issue. *See, e.g., Deere & Co.* (Dec. 5, 2016) (permitting exclusion of a proposal asking the board to generate a plan for net zero greenhouse gas emission status by 2030 despite the relation to climate change); *Papa John's Int'l, Inc.* (Feb. 13, 2015) (permitting the exclusion of a proposal requesting the board to expand its menu offerings and include particular products even though it also addressed the policy issue of animal welfare); *CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion of a proposal requesting a report on the measures that the company was taking to manage price increases of health insurance premiums even though it also addressed the policy issue of access to affordable health care); *Dominion Resources, Inc.* (Feb. 3, 2011) (permitting exclusion of a proposal requesting the company to offer financing to customers for the installation of solar or wind power renewable generation even though it also addressed the policy issue of alternative energy).

Notably, in *Bank of America Corp.* (Feb. 24, 2010), the proposal requested that the Bank of America's board of directors publish a report on (i) the implementation of its policy barring the financing of companies engaged in mountain top removal coal mining and the efficacy of this policy in reducing greenhouse gas emissions and environmental harm to the Appalachia and (ii) assessing the probable impact on greenhouse gas emissions and environmental harm to Appalachia of expanding the policy to bar project financing for all mountain top removal coal mining projects. The Staff determined that the proposal was excludable because:

> [W]e note that the first part of the proposal addresses implementation of Bank of America's existing policy on funding companies that use mountain top removal as their predominant method of coal extraction. In our view, this part of the proposal addresses matters beyond the environmental impact of Bank of America's project finance decisions, such as Bank of America's decisions to extend credit or provide other financial services to particular types of customers. Proposals concerning

> customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7).

Similar to the proposal in *Bank of America*, the Proposal contains two parts. The first part,[3] the North Dakota Access Pipeline Proposal, addresses the implementation of the Company's existing indigenous rights policy. The second part, the Indigenous Rights Policy Proposal, addresses improving the implementation of the policy going forward. Even if the Staff concludes that the second part of the Proposal involves a significant policy issue, the Proposal focuses on an ordinary business matter in the first part and, consistent with the Staff's reasoning in *Bank of America*, should be excludable.

There is also no sufficient nexus between the nature of the Proposal and the Company. The Company is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. The Proposal relates to the construction of pipelines and indigenous rights. Like the proposal in *Bank of America*, the Proposal addresses ordinary business matters, such as the provision of financial services to particular types of customers, which are beyond the potential impact of the Company's financing decisions on indigenous rights.

**3. The Proposal seeks to micromanage the Company's operations by requiring a report on a specific transaction and addressing how the Company applies an already existing policy.**

The Proposal also is excludable because it seeks to "micromanage" the Company. The 1998 Release provides that when a shareholder proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies" it may be excludable as micromanagement under the ordinary business operations exclusion in Rule 14a-8(i)(7). In this case, the Proposal relates to specific methods for implementing complex policies and even requests a detailed report on one specific application of a policy.

The Staff has concluded that a proponent's request that a company adopt a specific policy includes micromanaging when the proposal goes too far in the detailed application of such a policy. *See, e.g., Marriott Int'l, Inc.* (Mar. 17, 2010) (permitting exclusion of a proposal to install low-flow showerheads because "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate."). In *Dunkin' Brands Group* (Mar. 1, 2016), the Staff recently

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3 As discussed in Section II.A above, we believe the two parts are in fact two distinct shareholder proposals.

concurred with the exclusion of a proposal requesting a report on strategies for water use management related to toilets in retail facilities. The proposal specifically requested a "company-wide review of policies, practices and metrics related to management strategy of water usage in toilets." The company pointed out that it already had a policy addressing green achievement, including water reduction strategies as one of its three core components, and that the proposal was attempting to micromanage Dunkin Brands' already existing policy. Similarly, in *Deere & Co.* (Dec. 5, 2016), the Staff concurred in the exclusion of a proposal requesting that the board generate a plan for net-zero greenhouse gas emission status by 2030, on the basis that "the proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company already has an environmental policy, which includes a provision specifically addressing the human rights of indigenous people. *See* The Goldman Sachs Environmental Policy Framework (the "GS Environmental Policy"), attached hereto as Exhibit D. The pertinent section of the GS Environmental Policy provides:

> **Indigenous People**: Goldman Sachs recognizes that the identities and cultures of indigenous peoples are inextricably linked to the lands on which they live and the natural resources on which they depend. We recognize the rights of these communities regarding issues affecting their lands and territories, traditionally owned or otherwise occupied and used. For transactions where the use of proceeds may have the potential to directly impact indigenous peoples, we expect our clients to demonstrate alignment with the objectives and requirements of IFC Performance Standard 7 on Indigenous Peoples, including free, prior and informed consent.

The Proponents' disagreement with the application of the GS Environmental Policy to a specific transaction, the specific "risk metrics and due diligence process" used in applying the policy and the "mechanisms for engaging companies that fail to adhere to Goldman Sachs' Indigenous rights policy" is precisely the sort of micromanaging that permits exclusion under Rule 14a-8(i)(7), as provided in the 1998 Release.

Based on the foregoing, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2017 Proxy Materials as involving a matter of ordinary business pursuant to Rule 14a-8(i)(7).

### C. The Proposal may be excluded under Rule 14a-8(i)(5) because it is not relevant and is not significantly related to the Company's business.

Rule 14a-8(i)(5) permits the exclusion of proposals that are not significantly related to the registrant's business. More precisely, Rule 14a-8(i)(5) permits the exclusion of a proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." The Company's Annual Report on Form 10-K for the year ended December 31, 2015 disclosed total assets of approximately $861.4 billion as of December 31, 2015, net earnings in 2015 of approximately $6 billion and total non-interest revenues for 2015 of approximately $30.8 billion.

As announced by Energy Transfer Partners, L.P. in August 2016, a primary source of funding for the North Dakota Access Pipeline project is a $2.5 billion project-specific funding facility provided by a consortium of 17 banks. The Company is not one of the 17 banks in the consortium and has not otherwise extended any credit directly to the North Dakota Access Pipeline project. As a global financial institution, the Company regularly serves as a provider of credit to a wide range of companies in various industries, including the oil & gas sector and including the three companies mentioned in the Supporting Statement. While the Company respects and values the business of each of its clients, when compared with the quantitative test set forth in Rule 14a-8(i)(5), the Proposal falls far short. For example, the Company's current credit exposure to these entities is less than 1/10th of 1% of the Company's total assets, and any related fees received in 2015 represent less than 1/10th of 1% of 2015 earnings and non-interest revenues. As such, under Rule 14a-8(i)(5), the only question pertinent in this instance is whether the Proposal is somehow "otherwise significantly related to the company's business."

The first request included in the Proposal, the North Dakota Access Pipeline Proposal, addresses a single specific transaction and asks for a report on that transaction. The North Dakota Access Pipeline transaction cannot in-and-of-itself be characterized as otherwise significantly related to the Company's business because the Company did not participate in the direct financing of the pipeline, and as such, it cannot be significant to the Company's business either quantitatively or qualitatively. The Company's decision to provide financing to three clients also cannot be viewed as significant to the Company's business given how far below the Rule 14a-8(i)(5) thresholds the financing decisions fall. Although the Indigenous Rights Policy Proposal raises a policy concern regarding the protection of indigenous people's rights going forward, the Proposal, if the Staff views it as a single shareholder proposal, is not relevant to the Company's business because of the specific request for a report on one transaction.

The Company respects and shares the Proponents' views on the importance of protecting the rights of indigenous people, and as such, the Company has developed the GS Environmental Policy to take environmental and sustainability issues into account, which policy is applied with appropriate rigor and care. However, the mere invocation of social policy issues does not make a proposal "relevant" to a Company's business if the policy concerns are merely "significant in the abstract but ha[ve] no meaningful relationship to the business" of the particular company. *Lovenheim* v. *Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 n.16 (D.D.C. 1985); *accord* Rel. No. 34-19135, Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Securities Holders, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,262 at

85,354 (Oct. 14, 1982) ("where the subject matter of a proposal bears no economic relationship to the issuer's business, the staff has permitted the exclusion of the proposal under paragraph (c)(5)"); *The Procter & Gamble Co.* (Aug. 11, 2003) (permitting exclusion of proposal requesting the company to forbid human embryonic stem cell research when company did not engage at all in the research at issue in the proposal); *Hewlett-Packard Co. (Reik)* (Jan. 7, 2003) (permitting exclusion of proposal requesting the company to relocate or close offices currently located in Israel and divest itself of any land owned in Israel when company's operations in Israel had no connection to the human rights concerns raised in the proposal). In this case, the Company has not provided any direct financing for the North Dakota Access Pipeline. Thus, the Proposal has no relationship to the Company's business or operations.

In the case of the Proposal, the policy concerns raised bear no meaningful relationship to the Company's business as a financial services firm and, accordingly, the Proposal should be excludable under Rule 14a-8(i)(5).

**D. The Proposal may be excluded under Rule 14a-8(i)(3), because it contains materially false and misleading statements including those that impugn the character, integrity and reputation of the Company's personnel by tying them to human rights abuses.**

Rule 14a-8(i)(3) provides that a company may omit a stockholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." According to Note (b) to Rule 14a-9 and Staff Legal Bulletin No. 14B (Sept. 15, 2004), a statement that impugns integrity, character or reputation without factual foundation is misleading within the meaning of the rule and can result in the entire proposal being excluded under Rule 14a-8(i)(3). The Supporting Statement impugns the integrity, character and reputation of the Company's personnel without factual basis by tying them to human rights abuses.

The Supporting Statement lists a number of human rights abuses it alleges were perpetrated by police forces and private security, and which are implicitly tied to the Company through their inclusion in the Supporting Statement, suggesting that the Company and its policies were somehow a contributing factor to these alleged abuses.

As discussed further in Section II.C above, as announced by Energy Transfer Partners, L.P. in August 2016, a primary source of financing for the North Dakota Access Pipeline was a $2.5 billion project-level loan facility involving 17 banks, which the Company did not participate in. Further, the ordinary course extensions of credit that the Company, along with dozens of other financial institutions, have provided to companies involved in the project have no connection to the Pipeline (and certainly no connection to the treatment of protesters of the Pipeline). The Company shares the Proponents' views on the importance of human rights, including the rights of indigenous people, freedom of speech and the right to protest. The suggestions in the Supporting Statement that the Company is somehow involved in or responsible for alleged human rights abuses are patently false and inflammatory and their inclusion in the Supporting Statement materially false and misleading.

The Staff has concurred with the exclusion of a proposal on this basis where the proposal suggests a company has engaged in wrongdoing without providing any factual support for such implication. *See, e.g., ConocoPhillips* (Mar. 13, 2012) (concurring in the exclusion of a proposal suggesting the company's Chairman participated in money laundering). The Supporting Statement, without any factual foundation whatsoever, seeks to tie the Company to various inappropriate and potentially illegal activities.

In light of the pervasive and inflammatory nature of the false and misleading statements contained in the Supporting Statement, we believe that the Proposal may be omitted in its entirety. Alternatively, if the Staff does not agree, we believe that the portions of the Supporting Statements that are quoted above, beginning with "Starting in September 2016" and ending with "use of excessive force" may be omitted. *See, e.g., Sara Lee Corp.* (July 31, 2007) (permitting omission of specified portions of a supporting statement as being materially false and misleading); *Bob Evans Farms, Inc.* (June 26, 2006) (permitting exclusion of one paragraph of a supporting statement as being materially false and misleading).

For the reasons discussed above, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2017 Proxy Materials.

*　　*　　*

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly L O'Toole

Beverly L. O'Toole

Attachments

cc: Chris Meyer, Praxis Value Index Fund, represented by Everence Financial
Valerie Heinonen, Ursuline Sisters of Tildonk, U.S. Province, represented by Mercy Investment Services, Inc.
Timothy Brennan, Unitarian Universalist Association
Sr. Marcelline Koch, Dominican Sisters of Springfield IL
Vicki Cummings, Sisters of the Holy Names of Jesus and Mary U.S. – Ontario Province Corporation
Valerie Heinonen, Mercy Investment Services, Inc.
Sr. Patricia Daly, American Baptist Home Mission Society
Bruce T. Herbert, Equality Network Foundation, represented by Investor Voice
Jody Wise, Trinity Health
Holly Testa, Mark Demanes, represented by First Affirmative

**Exhibit A**

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 6, 2016

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers:

As You Sow is filing a shareholder proposal on behalf of UTE Holdings LLC ("Proponent"), a shareholder of The Goldman Sachs Group stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosure

- Shareholder Proposal

# REPORT ON GOLDMAN SACHS INVOLVEMENT WITH THE NORTH DAKOTA ACCESS PIPELINE

**WHEREAS:**

As long-term Goldman Sachs stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of Indigenous peoples' rights presents risks for Goldman Sachs that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

Goldman Sachs has an Indigenous rights policy, stating "For transactions where the use of proceeds may have the potential to directly impact Indigenous peoples, we expect our clients to demonstrate alignment with the objectives and requirements of IFC Performance Standard 7 on Indigenous Peoples, including free, prior and informed consent." (Goldman Sachs Website) The IFC Performance Standard 7 is broad in scope and outlines detailed obligations for many aspects of Indigenous rights interactions, including principles of engagement; free, prior, and informed consent; mitigation and compensation; and development. (IFC)

Goldman Sachs provided financing to companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity – that collaborated to build the North Dakota Access Pipeline. The pipeline is planned to be built across Native American lands and waterways in North Dakota. However, it is unclear whether Goldman Sachs applied its Indigenous rights policies in its financing of companies involved in the construction of the North Dakota Access Pipeline. The oil pipeline's construction was opposed by Native Americans and allies, calling themselves "water protectors", who requested that the pipeline be rerouted to protect water quality. Such a rerouting was granted to a non-Native American community near Bismark, North Dakota due to the threat the pipeline posed to that community's water supply. (Bismark Tribune, August 2016)

Starting in September 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project including:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Use of exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Use of dogs to attack nonviolent protestors, captured on video.
- Arrests of news media covering the protest, suppressing free speech.
- Mass arrests of protestors and use of excessive force.

**RESOLVED:** Shareholders request that Goldman Sachs prepare a public report on the North Dakota Access Pipeline, describing its financing of companies involved in the pipeline, how or whether its Indigenous rights policy was applied to the financing of such companies, and whether Goldman Sachs complied with its Indigenous rights policy in financing such companies. Building upon that analysis, shareholders request the report also consider policy options to improve implementation of its Indigenous rights policy, such as enhancing the risk metrics and due diligence process for reviewing financed companies' policies and practices for consistency with Goldman Sachs Indigenous rights policy, and mechanisms for engaging companies that fail to adhere to Goldman Sachs' Indigenous rights policy. Shareholders request the report be prepared at reasonable expense and exclude proprietary or legally privileged information.

**Exhibit B**

200 West Street | New York, New York 10282
Tel: 212-902-0254 | Fax: 212-291-5816 | e-mail: jamie.greenberg@gs.com

Jamie Greenberg
Vice President
Associate General Counsel

Goldman Sachs

December 15, 2016

Via Email

Amelia Timbers
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
atimbers@asyousow.org

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Ms. Timbers:

This letter is being sent to you, as designated representative of UTE Holdings LLC and all the co-filers listed at the end of this letter (together, the "Proponents"), in accordance with Rule 14a-8 under the Securities and Exchange Act of 1934 (the "Exchange Act"), in connection with the shareholder proposal submitted to Goldman Sachs by or on behalf of the Proponents (the "Submission"). Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural deficiency with respect to the Submission. References in this letter to "you" mean the Proponents, as well as you acting on their behalf.

Rule 14a-8(c) of the Exchange Act states that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Submission contains more than one shareholder proposal. Specifically, one proposal included in the Submission relates to Goldman Sachs' application of its indigenous rights policy to the North Dakota Access Pipeline. The other proposal included in the Submission is not about the application of the indigenous rights policy to that situation, but rather relates broadly to policy options for improving the implementation of the policy going forward. You can correct this procedural deficiency by indicating which of these two proposals you would like to submit and which you would like to withdraw.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached for your reference a copy of Rule 14a-8.

In addition, please provide us with evidence of your authority to act on behalf of UTE Holdings LLC in this matter, including to submit the proposal on their behalf, such as written confirmation of that authority from UTE Holdings LLC.

If you have any questions with respect to the foregoing, please contact me at (212) 902-0254. You may send any response to me at the address on the letterhead of this letter, by e-mail to jamie.greenberg@gs.com or by facsimile to (212) 291-5816.

Very truly yours,

Jamie A. Greenberg
Vice President and Associate General Counsel

cc: Chris Meyer, Praxis Value Index Fund, represented by Everence Financial
Valerie Heinonen, Ursuline Sisters of Tildonk, U.S. Province, represented by Mercy Investment Services, Inc.
Timothy Brennan, Unitarian Universalist Association
Sr. Marcelline Koch, Dominican Sisters of Springfield IL
Vicki Cummings, Sisters of the Holy Names of Jesus and Mary U.S. – Ontario Province Corporation
Valerie Heinonen, Mercy Investment Services, Inc.
Sr. Patricia Daly, American Baptist Home Mission Society
Bruce T. Herbert, Equality Network Foundation, represented by Investor Voice
Jody Wise, Trinity Health
Holly Testa, Mark Demanes, represented by First Affirmative

Pages 20 through 24 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - -
***Copyrighted Material Omitted***

**Exhibit C**

**From:** Amelia Timbers <atimbers@asyousow.org>
**Sent:** Thursday, December 22, 2016 8:00 PM
**To:** Greenberg, Jamie [Legal]
**Cc:** Danielle Fugere; Austin Wilson
**Subject:** RE: GS. The Goldman Sachs Group, Inc.
**Attachments:** Goldman Sachs Auth UTE.PDF

**Categories:** SH proposals

Jamie,

Please find attached the document authorizing us to act on behalf of UTE Holdings LLC in all aspects of the proposal. Please confirm that the attached document satisfies the document deficiency you cited.

In regard to Goldman Sachs' suggestion that the proposal we submitted constitutes two separate proposals, we do not agree. Our assessment is that the proposal we submitted is a coherent, single proposal under Rule 14a-8.

Thank you for your time.

Sincerely,
**Amelia Timbers**
**Energy Program Manager**
**As You Sow**
(510) 735-8153 (direct line)
atimbers@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

---

**From:** Greenberg, Jamie [mailto:Jamie.Greenberg@gs.com]
**Sent:** Thursday, December 15, 2016 11:49 AM
**To:** Austin Wilson <awilson@asyousow.org>; Amelia Timbers <atimbers@asyousow.org>
**Cc:** O'Toole, Beverly L <Beverly.OToole@gs.com>; 'SHelbert@uua.org' <SHelbert@uua.org>; 'vheinonen@mercyinvestments.org' <vheinonen@mercyinvestments.org>; 'SMKoch@spdom.org' <SMKoch@spdom.org>; 'Chris.Meyer@everence.com' <Chris.Meyer@everence.com>; 'vcummings@snjmuson.org' <vcummings@snjmuson.org>; 'hollytesta@firstaffirmative.com' <hollytesta@firstaffirmative.com>; 'team@investorvoice.net' <team@investorvoice.net>; 'pdaly@tricri.org' <pdaly@tricri.org>
**Subject:** GS. The Goldman Sachs Group, Inc.

Please see the attached correspondence from The Goldman Sachs Group, Inc.

**Jamie Greenberg**
Vice President and Associate General Counsel | Goldman, Sachs & Co.
200 West Street | 15th Floor | New York, NY 10282
Telephone: 212-902-0254 | Fax: 212-291-5816
Email: jamie.greenberg@gs.com

November 17, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

**Re: Authorization to File Shareholder Resolution**

Dear Andrew Behar,

As of November 17, 2016, the undersigned, UTE Holdings LLC (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with The Goldman Sachs Group Inc. and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of The Goldman Sachs Group Inc. stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

K. Catto

Kristina Catto
UTE Holdings LLC

**From:** Greenberg, Jamie [Legal]
**Sent:** Friday, December 23, 2016 9:27 AM
**To:** 'Amelia Timbers'
**Cc:** Danielle Fugere; Austin Wilson
**Subject:** RE: GS. The Goldman Sachs Group, Inc.

**Categories:** SH proposals

Thank you Amelia for the attached letter.

Happy Holidays.

-Jamie

**Jamie Greenberg**
Vice President and Associate General Counsel | Goldman, Sachs & Co.
200 West Street | 15th Floor | New York, NY 10282
Telephone: 212-902-0254 | Fax: 212-291-5816
Email: jamie.greenberg@gs.com



---

**From:** Amelia Timbers [mailto:atimbers@asyousow.org]
**Sent:** Thursday, December 22, 2016 8:00 PM
**To:** Greenberg, Jamie [Legal]
**Cc:** Danielle Fugere; Austin Wilson
**Subject:** RE: GS. The Goldman Sachs Group, Inc.

Jamie,

Please find attached the document authorizing us to act on behalf of UTE Holdings LLC in all aspects of the proposal. Please confirm that the attached document satisfies the document deficiency you cited.

In regard to Goldman Sachs' suggestion that the proposal we submitted constitutes two separate proposals, we do not agree. Our assessment is that the proposal we submitted is a coherent, single proposal under Rule 14a-8.

Thank you for your time.

Sincerely,

**Amelia Timbers**
**Energy Program Manager**
**As You Sow**
(510) 735-8153 (direct line)
atimbers@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

**Exhibit D**

# Goldman Sachs Environmental Policy Framework

# Table of Contents

# Overview

In November 2005, Goldman Sachs established our Environmental Policy Framework, which articulated our belief in the importance of a healthy environment and our commitment to addressing critical environmental issues. At that time, we were one of the first financial institutions to acknowledge the scale and urgency of challenges posed by climate change. In the decade since, we have continued to build upon our commitment to the environment across each of our businesses. See our **10-Year Milestones** for highlights of our progress.

Our ten-year juncture offers an opportunity to review progress both within Goldman Sachs and broadly across the market, and identify opportunities for us to do more. Our commitment to helping address critical environmental challenges and promoting sustainable economic growth remains unchanged, while our initiatives and progress will continue to advance. This updated document serves as a roadmap for us in that journey and a foundation on which we will continue to build as we look to the future.

**Key Tenets:** We believe that a healthy environment is necessary for the well-being of society, our people and our business, and is the foundation for a sustainable and strong economy. We recognize that diverse, healthy natural resources – fresh water, oceans, air, forests, grasslands and agro-systems – are a critical component of our society and economy.

We believe that technological and market innovation, driven in large part by the private sector working in concert with the public sector, is central to positive economic growth and environmental progress. Innovation will continue to play a critical role in solving societal challenges, including those relating to the environment. From advancements in clean technology to resource efficiency and the shared, connected economy, innovation can accelerate the transition to a low-carbon economy and sustainable future while creating new jobs and greater economic prosperity.

We take seriously our responsibility for environmental stewardship and believe that as a leading global financial institution we must play a constructive role in helping to address environmental challenges. To that end, we will work to ensure that our people, capital and ideas are used to help find innovative and effective market-based solutions to address climate change, ecosystem degradation and other critical environmental issues, and we will seek to create new business opportunities that benefit the environment. In pursuing these objectives, we will not stray from our central business objective of creating long-term value for our shareholders and serving the long-term interests of our clients.

**Climate Change:** Goldman Sachs acknowledges the scientific consensus, led by the Intergovernmental Panel on Climate Change, that climate change is a reality and that human activities are responsible for increasing concentrations of greenhouse gases in the earth's atmosphere. We believe that climate change is one of the most significant environmental challenges of the 21st century and is linked to other important issues, including economic growth and development, poverty alleviation, access to clean water, food security and adequate energy supplies.

Delaying action on climate change will be costly for our natural environment, to humans and to the economy, and we believe that urgent action by government, business, consumers and civil society is necessary to curb greenhouse gas emissions. How governments and societies choose to address climate change will fundamentally affect the way present and future generations live their lives.

Markets are particularly efficient at allocating capital and determining appropriate prices for goods and services. Governments can help the markets in this regard by establishing a clear policy framework that, among other things, provides transparency around the costs of greenhouse gas (GHG) emissions and creates long-term value for GHG emissions reductions and investments in new technologies that lead to a less carbon-intensive economy. In addition to mitigation, which is a critical component of any strategy, governments and societies need to improve adaptability and strengthen resiliency as part of a comprehensive solution.

We recognize that we have an impact on the environment through our operations, our investments, and the production and services we finance on behalf of our clients. As an institution that brings providers and users of capital together, we believe that capital markets can and should play an important role in addressing environmental challenges including climate change.

To that end, we are committed to catalyzing innovative financial solutions and market opportunities to help address climate change. The Environmental Policy Framework articulates our initiatives across each of our business areas. The following are key highlights:

- Climate Mitigation: We will expand our clean energy target to $150 billion in financings and investments by 2025 to facilitate the transition to a low-carbon economy.[i] To increase access to climate solutions, we will launch a Clean Energy Access Initiative that will target the deployment of clean energy solutions, such as distributed solar and clean cookstoves, to underserved markets. We will look to facilitate the efficient development of carbon markets and other climate-related market mechanisms as opportunities emerge.

- Climate Adaptation: We will help our clients more effectively manage exposure to climate impacts through capital market mechanisms, including weather-related catastrophe bonds, and identify opportunities to facilitate investment in infrastructure resiliency. We will also seek opportunities to promote financings and investments to address growing water and wastewater infrastructure needs. Where feasible, we will look to harness green infrastructure solutions such as forests as a complement to traditional infrastructure.

- Climate Risk Management: We will conduct a carbon footprint analysis across our Fundamental Equity business in Goldman Sachs Asset Management and work with our clients to analyze and understand the impacts of their portfolios. Across relevant advisory, financing and investing transactions, we will continue to apply a high standard of care in our Environmental and Social Risk Management, which includes guidelines and enhanced review of carbon intensive sectors (e.g., coal power generation, coal mining, oil & gas, forestry and palm oil) as well as climate change-related risk factors.

- Climate Approach in Our Operations: We will minimize our operational impact on climate change, strengthen our operational resiliency, and seek smart, sustainable solutions. We will achieve carbon neutrality across our own operations from 2015 onwards and target 100 percent renewable power to meet our global electricity needs by 2020. We will also target $2 billion in green operational investments by 2020.

# Our Business

Each of our business areas has an important role to play in implementing our policy and helping our clients navigate and better manage evolving environmental risks and opportunities. By doing so, we can contribute to sustainable economic development and environmental progress. The following highlights key initiatives that we are undertaking and will continue to build on across our businesses.

## I. Environmental Market Opportunities

### A. Advisory, Financing, Investing and Market Making

**Clean Energy**: One of the critical roles we play in the transition to a low-carbon future is to help deploy capital to scale up clean energy technologies. We have established a Clean Technology and Renewables team in our Investment Banking Division to focus on this mission and have become the leading financier for clean energy companies. Through our investing teams, we are also one of the largest investors in alternative energy.

As an example of our ongoing commitment, in 2012 when there was significant volatility in the clean energy markets, we established a target to finance and invest $40 billion in capital for clean energy globally over the following decade. Less than four years into this effort, we are close to achieving our target with $37 billion already mobilized.[ii] As we consider the global energy and sustainability requirements of the future, our role in bringing greater capital access and efficiency to the clean energy market remains critical. As such, we are expanding our target to $150 billion in capital deployment for the clean energy sector by 2025.[i]

In working to meet this target, we will play a catalytic role and facilitate financial innovations in clean energy:

- We will seek to devise investment structures that bring greater investor capital to underserved markets in order to facilitate more equitable and affordable access to clean energy. To that end, we will launch a Clean Energy Access Initiative that will target the deployment of clean energy solutions, such as distributed solar and clean cookstoves, in underserved markets.
- We will look for opportunities to expand the investor base and bring greater capital efficiency to clean energy projects, such as through securitization mechanisms and yield-oriented vehicles. For example, we are targeting $1 billion in solar and other renewable energy project securitizations in Japan to facilitate clean energy financing through the capital markets.
- We will look for opportunities to finance and co-invest in innovative technologies that provide grid resiliency and facilitate increasing levels of reliable clean energy deployment, as well as platforms that promote smarter, more efficient energy management and consumption. For example, we are targeting $500 million in financing and co-investments in advanced technologies to modernize the grid.

**Water:** Water scarcity and lack of access to clean water pose significant challenges around the world. These challenges are exacerbated by climate change, urbanization and population growth. In many markets, aging or inadequate water and wastewater infrastructure are potential risks to sustainable growth efforts, but there is a compelling opportunity to harness markets to address these challenges. We serve clients in this area through our Public Sector and Infrastructure team within the Investment Banking Division, and also co-invest alongside clients through our investing teams. For example, we have worked with municipal water utilities to devise innovative financial structures to fund projects to address water pollution and combined sewer overflow challenges, including with DC Water on the world's first century green bond.

Through our financial advisory, financing and investments, we will continue to facilitate capital to meet water and wastewater infrastructure needs and look for financial solutions to address access to clean water:

- We will seek to facilitate private capital for much-needed water infrastructure investments, including through well-designed Public-Private-Partnerships (P3s). When appropriately structured, these partnerships bring the benefits of operational efficiency and economies of scale, facilitating rate stability and high-quality, long-term public water access.
- We will look for opportunities to finance and co-invest in technologies that improve the efficiency of delivering and consuming water, as well as technologies that enhance wastewater management and enable water reuse and recycling.
- We will look for opportunities to devise investment structures that can harness green infrastructure solutions as a complement to traditional infrastructure in meeting our water needs. For example, restoring forests, installing green roofs and increasing green space can help alleviate stormwater runoff while improving the health and resiliency of cities.

**Green Bonds and Impact Investing:** Green bonds are a fixed income instrument where the capital raised is used for environmentally beneficial purposes. Goldman Sachs was part of the initial group of banks to provide input to and support the Green Bond Principles, which are a voluntary set of guidelines. In addition to acting as an underwriter for green bonds, we are committed to developing innovative applications for green bonds. For example, we will seek to leverage green bonds to catalyze greater investments that help address climate change in emerging economies and underserved markets. A key goal is to facilitate the growth of this market by enabling an expanded investor base to allocate capital to additional environmentally beneficial projects, while ensuring transparency, integrity and environmental impact.

Goldman Sachs has also been a pioneer in the deployment of "social impact bonds," an innovative and emerging financial instrument that leverages private investment to support high-impact social programs, where repayment is tied to specific performance outcomes. There is potential to harness some of the same principles to address green opportunities, where the private and public sectors can partner to bring much-needed capital to high-impact, underserved environmental opportunities.

More broadly, we will continue to look for ways to integrate environmental co-benefits across our impact investing initiatives. For example, Goldman Sachs has had a long-standing commitment to investing in underserved communities with more than $4 billion deployed in the U.S. since 2001. Given energy expenditures account for a significant portion of low-moderate income families' budgets, integrating energy efficiency, renewables and other green measures as well as access to healthy foods and public transit are an important component of revitalizing communities.

**Climate and Weather Risk Solutions:** Effective management of catastrophic risk relating to weather extremes has become increasingly important for our clients. We have been a leader in structuring and underwriting catastrophe bonds, which help diversify and transfer catastrophic risks – including from weather-related events such as hurricanes – through the capital markets. We have structured over $14 billion of weather-related catastrophe bonds since 2006. Our breadth of financial and market making capacity enables us to be innovative in helping our clients more effectively manage their risk.

Given the increasing focus on resiliency measures by policymakers and the need for greater investment in this field, we will also establish partnerships to develop new models for catastrophe bonds that can better evaluate the benefits of increased investments. For example, enhanced physical resiliency, including flood barriers and stormwater detention structures, can improve the ability to withstand extreme weather events, which in turn could potentially be factored into the pricing and financial return models for catastrophe bonds. To that end, we are partnering with financial institutions, foundations, reinsurers and other stakeholders to explore innovative risk management structures related to infrastructure resiliency.

**Market Making in Environmental Commodities:** As market mechanisms emerge to help address carbon and other climate-related commodities, we will look for ways to play a constructive role in facilitating the efficient development of these markets. For example, we have been a market maker in carbon credits, including the EU Emissions Trading Scheme from its inception, as well as certain weather derivatives, renewable energy credits and other climate-related commodities.

We will also continue to evaluate opportunities and, where appropriate, inform the development of and participate in markets for water, biodiversity and other ecosystem services. For example, we are a member of the Advisory Board of the Natural Capital Project, a non-governmental organization that uses a science-based approach and software tools to quantify and value services provided by natural systems for key decision makers.

## B. Goldman Sachs Asset Management

Goldman Sachs Asset Management (GSAM), which provides institutional and individual investors with investment and advisory solutions, is committed to partnering with our clients to help them navigate today's dynamic markets while seeking to deliver strong long-term and sustainable investment performance to help them achieve their investment objectives.

Building on our long history of incorporating environmental, social and governance (ESG) risk factors as a part of the traditional investment approach, we have made a significant commitment to further expand our ESG and impact investing capabilities.

The foundation of our approach to ESG and impact investing is built on our core philosophy of serving our clients' investment goals and adhering to our fiduciary responsibility as an asset manager. We partner with our clients to provide a broad spectrum of customized solutions, ranging from engineered portfolios that optimize for specific impact factors to custom portfolios of private impact investments. Given the breadth and diversity of both our clients' objectives and our investment capabilities across our global platform, implementation by GSAM teams varies across asset classes and investment styles.

See **GSAM ESG and Impact Investing** for further information on our commitment. The following provides examples of key initiatives:

**ESG Integration:** We have integrated the analysis of ESG factors into our investment and company engagement processes across our Fixed Income and Fundamental Equity strategies, as well as within the external manager due diligence process of Alternative Investments and Manager Selection (AIMS). We will utilize this analysis to engage with companies on ESG topics, and, as appropriate, integrate environmental considerations into GSAM's proxy voting policies. We will seek to communicate on our progress and contribute to the development of best practices within the investment community.

**Portfolio Diagnostics:** In addition to traditional screening capabilities, we can work with clients to analyze and understand the impacts of their portfolios. Certain GSAM investment products conduct a carbon footprint analysis – at the portfolio and individual holdings level – to quantify the absolute and intensity of greenhouse gas emissions embedded in the portfolio. We will expand this analysis across our Fundamental Equity business and product offerings to help inform our investment decisions more broadly.

**Proprietary In-House Solutions:** We will continue to innovate in developing products and solutions to help our institutional and high net worth clients better implement ESG integration and optimize portfolios to better align with values. For example, we are working with clients to develop methodologies by which the carbon intensity of their equity portfolios can be reduced by over 70 percent while applying market-leading risk management techniques. The Fundamental Equity group has actively managed strategies which apply an in-house ESG methodology and the Quantitative Investment Strategy (QIS) group offers equity strategies that exclude fossil fuel heavy sub-industries and emphasize investments that score highly on a range of environmental and social metrics while seeking to minimize tracking error.

**Open-Architecture Solutions:** AIMS provides a variety of ESG and impact investing strategies on its open-architecture platform. Additionally, GSAM has acquired the business of Imprint Capital Advisors, an asset management firm that advises clients on investing based on their ESG and impact investing views. With the integration of Imprint's team, AIMS will continue to work with clients to develop and manage ESG and impact investment programs and portfolios across investment areas and asset classes, including a focus on custom portfolios of private impact investments.

AIMS also applies its ESG and impact lens to specific asset classes. For example, within our AIMS Real Estate Investment team, we have a heightened awareness of the impact that the built environment has on greenhouse gas emissions and are actively seeking ways to reduce the footprint of the properties in the portfolio. To that end, we have launched a strategic energy efficiency initiative across our current portfolio of real estate holdings, which comprise approximately 5.5 million square feet, to maximize operating efficiencies and minimize environmental impact. For buildings that we acquire in the future, we will look to implement similar energy efficiency measures where appropriate. We will commit to report on the environmental impacts of the initiative through our annual **Environmental, Social and Governance Impact Report** and other channels.

# C. Global Investment Research

Goldman Sachs is increasing our commitment to systematically incorporate ESG criteria into the fundamental analysis of companies across the Global Investment Research platform. We believe that companies' management of environmental and related social risks and opportunities may affect long-term corporate performance. We further believe that the effects of climate change and other environmental risks are increasingly significant issues for capital market participants globally. Credible investment research can influence decisions made by investors, policymakers and regulators, which in turn may help to increase management teams' focus on the importance of environmental and social issues.

**ESG Integration:** We provide training on our approach to incorporating ESG factors as part of a long-term investment strategy for all new equity analysts. We offer access to ESG data to all research analysts in order to incorporate material ESG analysis across our sector investment research.

**GS SUSTAIN:** Launched in 2007 at the UN Global Compact Leaders Summit, GS SUSTAIN is a global, long-term investment research strategy designed to generate sustainable alpha by integrating analysis of global themes, company fundamentals, and governance and stakeholder factors, including environmental and social considerations. Through GS SUSTAIN, we have been at the forefront of integrating ESG criteria into the fundamental analysis of companies, and bringing greater investor attention to the importance of ESG factors in identifying companies that are best placed to manage 21st century business risks.

We are committed to expanding the scope of GS SUSTAIN coverage and now review more than 3,300 companies for governance factors and 2,200 for stakeholder factors. GS SUSTAIN also maintains a Global Focus List of high-quality companies that are well positioned to sustain industry-leading total shareholder returns. The GS SUSTAIN Global Focus List has outperformed its global benchmark by nearly 40 percent from inception in June 2007 through year end 2014.

**Thematic Research:** Through our Global Markets Institute and our equity research teams, we have produced thematic research on the risks and opportunities arising from climate change and water accessibility, as well as how environmental issues in countries such as China impact industry leaders and provide market opportunities. Our Global Clean Energy Research and other industry coverage teams follow clean energy companies and innovative technologies around the world, including solar, wind, biofuels/biochemicals, energy efficiency, storage and electric vehicles. We will continue to leverage our market insights and investment research to better inform investors on how climate change and other critical environmental issues impact capital flows and investment opportunities.

**Convening:** Based on our research, we will continue to actively meet with clients and investors, participate in and convene events, and provide technical input on strategic ESG initiatives, including on disclosure around ESG data and performance where appropriate.

## D. Center for Environmental Markets

We recognize that many critical environmental issues cannot be solved through voluntary action alone and that establishing partnerships and ecosystems that bring together key stakeholders across public and private sectors is important. To that end, in 2006, we launched the Goldman Sachs Center for Environmental Markets to undertake partnerships with corporations, academic institutions and non-governmental organizations. Since then, we have established numerous partnerships that have facilitated independent research, the development of new environmental tools, and high-level convenings that have informed climate policy, valuation of forest ecosystems, energy and resource efficiency, renewables in underserved markets, and water risk.

As we look forward, the Center will continue to advance partnerships that synergistically bring together the core competencies of the public and private sectors to help catalyze much-needed capital flows towards environmentally beneficial solutions. To that end, the Center will invest $10 million of grant funding in pilot projects that can demonstrate the viability of financial mechanisms that could unlock larger-scale capital for environmental solutions.

Through these partnerships, we will also facilitate case studies and independent research that inform public policy options. We will share our findings through publications, research papers and convenings, as well as through targeted outreach.

See **Center for Environmental Markets** for more information on partnerships.

# II. Environmental and Social Risk Management

Our **Business Principles and Standards** guide our overall approach to environmental and social risk management – we apply a high standard of care to serving our clients, consider reputational sensitivity and excellence in everything we do, and have a deep commitment to individual and collective accountability. We approach the management of environmental and social risks with the same care and discipline as any other business risk, and undertake a robust review process to take the environmental and social impacts and practices of our clients and potential clients into consideration in our business selection decisions.

We recognize that risk management and business selection decisions are complex and often have to balance potential trade-offs. When we identify potentially significant environmental and social issues, we prefer to address the issue by working with the client on appropriate safeguards and more sustainable practices. By facilitating the adoption of more sustainable practices, we are able to better serve the long-term interests of our clients, the communities and the environment in which they operate, while ensuring prudent risk management for the firm. Where such engagement is not feasible and the transaction involves potentially material environmental impact, significant social issues or unacceptable risks that directly conflict with the firm's policy, we will forgo the assignment.

We also believe that it is in the interest of our issuer clients to make appropriate disclosure with respect to the material environmental and social impacts of their businesses, including greenhouse gas emissions, and the potential consequences to their businesses from changes in relevant regulation and policy. To that end, we will encourage and work with our clients to further develop appropriate disclosure.

We actively monitor emerging issues, regulatory developments, concerns of key stakeholders, as well as best practices relating to environmental and social risk management. As part of this undertaking, we frequently engage with non-governmental organizations and periodically review and update our guidelines for emerging issues and evolving environmental and social concerns. We also apply general guidelines and best practices from external sources for relevant transactions we undertake on behalf of our clients.

## A. Process and Scope

Advisory, financing and direct investing teams integrate environmental and social due diligence as part of their normal course due diligence requirement where relevant. Transactions which may have significant environmental or social risks, including reputational risks, are elevated for enhanced review and business selection discussion. Our Environmental Markets Group (EMG) assists business teams by providing guidance on environmental-related matters, doing independent reviews and identifying mitigants and positive engagement opportunities with the client to reduce material risk. The Business Intelligence Group (BIG), which is part of our Legal Division, takes a broad view of risk that includes legal, regulatory, governance and social elements, and works closely with EMG on the transaction review process. In certain cases, Corporate Environmental Management, which is an in-house team of environmental consultants with strong technical expertise, will also conduct in-depth due diligence on environmental, health, safety (EHS) and social issues to identify and mitigate transactional risk for business teams.

We have various committees that oversee our business selection decisions and risk management. Our committees coordinate and apply consistent business standards, practices, policies and procedures across the firm, and are integral to the management of environmental, social and reputational risks. For example, our

Physical Commodities Review Committee, which is a cross-divisional firmwide governance committee, ensures that we have a consistent approach to evaluating and managing EHS risks associated with engaging in, investing in, or the financing of physical commodity-related activities. See the **Report of the Business Standards Committee** for further details on committee governance structure.

Transactions that have significant environmental and social issues are elevated for discussion and a final business selection decision involving key committees, business leaders and/or the Chairman's office.

## B. Sector Guidelines

In addition to the firmwide review process, we equip teams in sensitive sectors with due diligence guidelines and training to evaluate new business opportunities more effectively. This includes background on current environmental and social issues and sensitivities in the sector, as well as potential due diligence questions to discuss with a company. The guidelines are reviewed periodically and updated based on emerging best practices, regulatory changes and engagement with stakeholders. We have fourteen guidelines across key sectors. Below is the list of sectors and summaries are available on our **website**.

| | | | | | | |
|---|---|---|---|---|---|---|
| Biofuels | Chemicals | Coal Power Generation | Forestry | Gas Power Generation | Hydro. Power Generation | Metals & Mining |
| Nuclear Generation | Oil & Gas | Oil Sands | Palm Oil | Transportation | Unconventional Oil & Gas | Water |

The following highlights our guidelines in sectors of particular environmental sensitivity:

**Power Generation – Coal:** Coal fired power generation is one of the largest sources of air pollutants, including greenhouse gas (GHG) emissions, and has other significant environmental, health and safety impacts on local communities. However, coal fired power is currently a major source of electricity generation and a contributor to reliable and diverse energy supply globally, particularly in developing economies as a source of affordable energy.

- We will decline any financing transaction that directly supports the development of new coal fired power generation in the U.S. and other developed economies[iii] unless it has carbon capture and storage or equivalent carbon emissions reduction technology.
- In many developing economies, access to affordable energy is necessary for economic growth and poverty alleviation, and coal remains a significant source of affordable energy. For financings directly supporting the development of new coal fired power generation in these economies, we will be selective in the transactions we undertake and where the sensitivities are too high, we will forgo the opportunity. We apply enhanced due diligence for these financings and among the factors we consider are: the energy needs and affordability in the region; fair assessment of low carbon alternatives; type of technology and emissions controls, with a preference for supercritical or better power generation technology; regulatory drivers; and the company's efforts to measure, report and reduce GHG emissions and other pollutants.

**Metals & Mining – Coal Mining & Mountaintop Removal:** Coal mining involves a number of extraction methods, at both the surface and underground level. Mountaintop removal (MTR), a form of surface mining used in the Appalachian region of the United States, has particularly significant impacts on ecosystems, water quality and local communities.

- For transactions involving coal mining globally, we apply enhanced due diligence, including consideration of the following factors: companies' EHS track records; siting and ecological impacts; regulatory compliance and ability to meet international practices where local regulation is lagging; litigation, violations and citations; remediation methods; impact on water quality; and local community and human rights issues. For financings directly supporting new coal mine development, we will be selective in the transactions we undertake and where the sensitivities are too high, we will forgo the opportunity.
- For financings where the specified use of proceeds would be directed towards mountaintop removal mining, we will decline participation. For other financings involving U.S. coal companies that have production from MTR mining, we will decline participation unless the company has demonstrated that there will be an absolute and permanent reduction in its MTR coal production over a reasonable timeframe.

We have leveraged our *10,000 Small Businesses* program to help entrepreneurs in the Appalachian region create jobs and economic opportunity, especially given that coal mining has been declining and jobs are being lost in the region. Goldman Sachs *10,000 Small Businesses* has deployed over $9 million through the Kentucky Highlands Investment Corporation and Virginia Community Capital, two local Community Development Financial Institutions (CDFIs), for small business loans. We have also worked with the region through our national business education program. See **10,000 Small Businesses** for more information.

**Oil & Gas – Hydraulic Fracturing:** The rapid expansion of hydraulic fracturing has contributed to the expansion of energy resources, particularly in the U.S., along with greater affordability of energy for consumers and industry, job creation and economic growth. But it has also come with increasing concerns related to water consumption, impact on water quality, wastewater disposal methods, potential seismic impacts, air emissions (including methane) and local community impacts.

- For transactions involving new unconventional oil & gas and hydraulic fracturing, we apply enhanced due diligence. Key issues to be addressed include but are not limited to: companies' care taken on location and site selection; well construction method, including integrity of casing and cementing; management of ongoing operations, including well flow and pressure monitoring; integrated water management, including groundwater testing, water withdrawal, wastewater management; fracking fluid usage and disclosure; air emissions management, including fugitive methane emissions and use of flaring and venting; and engagement with and mitigation of impacts on the local community.

**Oil & Gas – Oil Sands:** Oil sands, also known as tar sands or bituminous sands, are sandstone or carbonate formations containing a naturally occurring viscous form of petroleum (bitumen) with large deposits found in Canada's Province of Alberta. In many cases, significant amounts of energy and water are necessary to extract and upgrade bitumen, and there is a potential for impacts on boreal forests and local communities.

- For transactions relating to oil sands, we apply enhanced due diligence. Among other factors, we consider: energy use and greenhouse gas emissions; environmental impacts related to integrated water and waste management; forest and biodiversity preservation; and any local community impacts, including those relating to Canada's First Nations people.

**Forestry:** Forests are critical for the environment and biodiversity and provide livelihoods for many. Deforestation and degradation of forests remains a significant challenge in many regions, and is a major contributor to greenhouse gas emissions.

- For forestry transactions (including logging and primary processing of forest products), we will not knowingly finance companies or projects that collude with or are engaged in illegal logging or utilize illegal or uncontrolled fire.
- As part of our enhanced due diligence, we examine whether clients that process, purchase or trade wood products from particularly high-risk countries have certifiable systems in place to ensure that the wood they process, purchase or trade comes from legal sources. This includes understanding clients' supply chain monitoring systems and chain of custody certification.
- We require clients to obtain or be working towards Forest Stewardship Council or a comparable certification when we finance forestry projects that impact high conservation value forests in order to ensure that crucial forest ecosystems are preserved appropriately. For operations that are not already certified, we will introduce or refer our clients to credible experts who can help establish a rigorous, time-bound, step-wise commitment to achieve certification within three years.

**Palm Oil:** Palm oil has become the largest source of edible oil globally and is the base for a vast number of household products. At the same time, growing demand for palm oil has placed pressure on crucial ecosystems.

- We apply enhanced due diligence to transactions relating to palm oil companies.
- We will not knowingly finance companies or projects that collude with or are engaged in illegal logging or utilize illegal or uncontrolled fire.
- We require clients' compliance with all legal requirements, including in the case of Indonesia the Indonesian Sustainable Palm Oil (ISPO) system.
- We also require clients to obtain Roundtable on Sustainable Palm Oil (RSPO) or a comparable certification. For operations that are not already certified, we will introduce or refer our clients to credible experts who can help establish a rigorous, time-bound, step-wise commitment to achieve certification within three years.
- Furthermore, we require clients to have a commitment to no net deforestation, no peatland development and no human rights violations. Where this is not in place, we will introduce or refer clients to credible experts who can help establish such a commitment. Clients should have a plan in place to demonstrate compliance with this commitment.

## C. Cross-Sector Guidelines

**Protected Areas and World Heritage Sites:** Goldman Sachs recognizes the importance of critical natural habitats, which have high biodiversity value and include legally protected areas both existing and officially proposed by governments.

- We will not finance any projects or initiate loans where the specified use of proceeds would significantly convert or degrade a critical natural habitat.

- We also recognize the significance of cultural and natural heritage and will not knowingly finance extractive projects, commercial logging or other environmentally sensitive projects in prescribed UNESCO World Heritage sites.

- Furthermore, we will not finance projects that contravene any relevant international environmental agreement which has been enacted into the law of, or otherwise has the force of law in, the country in which the project is located.

**Human Rights:** Goldman Sachs recognizes that environmental and social issues are often linked. We have a responsibility to help protect, preserve and promote human rights around the world. Examples of such rights are articulated in the United Nations Universal Declaration of Human Rights. While national governments bear the primary responsibility for ensuring human rights, we believe that the private sector can and should play a role in championing these fundamental rights. Our respect for human rights is fundamental to and informs our business; it guides us in how we treat and train our people, and how we work with our clients and our vendors. Our **Business Principles** and our **Code of Business Conduct and Ethics** also play an important role in determining our responsibilities as corporate citizens, and help to inform our business selection process and guide our business decisions and judgments. See the **Goldman Sachs Statement on Human Rights**.

- Indigenous People: Goldman Sachs recognizes that the identities and cultures of indigenous peoples are inextricably linked to the lands on which they live and the natural resources on which they depend. We recognize the rights of these communities regarding issues affecting their lands and territories, traditionally owned or otherwise occupied and used. For transactions where the use of proceeds may have the potential to directly impact indigenous peoples, we expect our clients to demonstrate alignment with the objectives and requirements of IFC Performance Standard 7 on Indigenous Peoples, including free, prior and informed consent.

- Stakeholder engagement and resettlement: For certain transactions where there could be material effects on local communities, we expect our clients to demonstrate an appropriate stakeholder engagement process. In cases where there is large-scale resettlement, we will closely evaluate the stakeholder engagement process and, if appropriate, work with the company to improve aspects such as compensation measures and/or community engagement.

- Child Labor, Forced Labor and Human Trafficking: We will not knowingly finance any potential transactions where there is credible evidence of child labor, forced labor or human trafficking.

# D. Climate Change Guidelines

As a global financial institution, we serve clients in all industries, including those in carbon intensive sectors of the global economy. For the foreseeable future, carbon-intense energy sources will continue to be part of the global energy mix but will face increasing policy and regulatory constraints. Our enhanced due diligence guidelines for carbon intensive sectors incorporate climate change-related questions, including the disclosure and management of greenhouse gas emissions. More broadly, even in less carbon-exposed sectors, as part of our due diligence where material and relevant, we will consider how clients manage climate change-related risk factors such as those relating to supply chain risk from weather extremes. Such enhanced due diligence enables us to better manage the associated long-term risks and more responsibly serve the needs of our clients.

In financings, we primarily act as an underwriter in the capital markets, matching investors with the capital needs of issuers. Lending to carbon intensive sectors is a relatively small part of our overall activities. Even though it is a small share, as part of our prudent risk management, we monitor how carbon-related regulation among other material macro-factors may impact the creditworthiness of these loans to carbon intensive sectors. Our **public reporting** includes disclosure of our credit exposure to the Natural Resources and Utilities sector.

For energy investments in our Merchant Banking Division, in addition to enhanced EHS due diligence, we undertake an assessment of pending policy and regulation relating to climate change as well as the economics of various technologies. When relevant, we also conduct assessments of different carbon pricing and energy demand scenarios to inform our investment decisions. Based on such analysis, our energy investment portfolio has made a number of renewable energy investments globally.

More broadly, we monitor policy and regulatory developments relating to climate change and where appropriate, engage in discussions regarding financing for climate mitigation and adaptation. We also engage in efforts to understand and inform the measurement and reporting of greenhouse gas emissions, as well as initiatives that seek to develop pragmatic and meaningful ways of understanding carbon risk exposure in financing and investment activities.

## E. Training

We train our people and provide necessary resources to ensure that environmental, social and governance objectives are met and policies, procedures and standards are appropriately implemented. Training on ESG issues is provided globally to relevant employees, while additional specialized training is tailored by region and industry to select employees as appropriate.

In addition, the Environmental Markets Group convenes thought leaders to speak to our people globally on topical environmental and sustainability-related issues.

# Our Operations and Our People

## I. Our Operations

Minimizing our operational impact is a prerequisite of sound environmental policy and a necessary complement to our core business activities. In all that we do, we strive to find smart, sustainable solutions that make business sense and are environmentally responsible. In addition, through our operational resiliency management we assess and plan for climate-related risks. Our Corporate Services and Real Estate (CSRE) and Technology teams work in close collaboration with the Environmental Markets Group on our key operational priorities.

### A. Corporate Services and Real Estate

As part of our commitment to advancing the environmental stewardship of corporate operations, we will use our operational facilities and partnerships to pilot and help scale up innovative clean energy and energy efficiency solutions. For example, at our headquarters in New York we have deployed an innovative HVAC system that shifts electrical loads to off-peak hours.

As part of our carbon reduction framework, we factor an internal price on carbon into energy efficiency, renewable energy and other emission reduction activities through the use of a return on investment model. This return on investment prioritizes internal reduction measures across both our offices and data centers. We also have a dedicated green operational investment budget, which brings greater focus to initiatives that reduce our environmental impacts and enables us to invest in green buildings and innovative green technologies. We are targeting $2 billion in green operational investments by 2020.

In support of our commitment to transparency regarding our environmental performance, Goldman Sachs has been a signatory to the CDP climate change survey since 2006. We make public our Carbon Accounting Methodology, and ensure the accuracy of our environmental metrics and data collection process through robust internal inventory management planning and a commitment to third party verification of our most important performance metrics including our Scope 1, 2 and 3 (business travel) emissions as well as our water use.

We are committed to minimizing the impact of our operations on the environment with our key goals as follows:

**Carbon Neutrality:** We will accelerate our previous carbon neutrality commitment by five years to be carbon neutral by 2015. We will also expand the scope from global Scope 1 and 2 emissions to include our Scope 3 business travel as part of our commitment.

**Renewable Energy:** We will aim to use 100 percent renewable power to meet our global electricity needs by 2020. As part of our commitment to increasing awareness and in support of global best practices, we have joined the RE100 initiative.

**Energy Efficiency:** We will aim to reduce our absolute energy use across our operationally controlled facilities by 10 percent from 2013 to 2020.

**Universal Green Building Standards:** We are committed to achieving LEED Gold or equivalent for new buildings or major renovation projects. We will target green building certification across 70 percent of our portfolio by 2020.

**Responsible Resource Consumption:** We are committed to responsible resource consumption and waste reduction. We have established a goal to achieve 100 percent business waste diversion from landfill by 2020 and a 20 percent reduction of paper per-capita from 2013 to 2020. We are also targeting a 5 percent reduction in water use in operationally controlled facilities from 2013 to 2020.

**Responsible Supply Chain Management:** We continue to advance our commitments to sustainable supply chain management through the development and deployment of a sustainable procurement framework that is integrated across our whole procurement lifecycle, prioritizing our material risks and promoting innovative collaboration with our vendors.

**Operational Resiliency Management:** We are committed to assessing and planning for climate-related risks across our operations through infrastructure, business continuity and resiliency reviews of our office space and data centers. Our assessment monitors the hazards posed by climate-related risks, including temperature changes, rising sea levels and severe weather conditions, and we utilize predictive weather modeling to inform our short-term preparedness and long-term resiliency planning.

**Certified Management Systems:** We have developed an Environmental Management System (EMS) that complies with the ISO 14001 standard and are committed to having the ISO 14001 EMS certified by a third party verification company. We will seek to expand our implementation of the ISO 14001 EMS to all operationally controlled facilities by 2020. In addition, we are committed to aligning our on-site corporate events to the ISO 20121 standard for sustainable events through a sustainable events management system. Through active implementation and continual review and improvement of our management systems, we commit to the following:

- We will comply with applicable legal and regulatory requirements and adhere to other objectives as defined in the Environmental Policy Framework that relate to environmental, social and economic aspects resulting from our operations.

- In association with the Environmental Policy Framework, the management systems will provide a basis for setting and reviewing environmental, social and economic objectives and targets for our operations on a continuous basis.

- We commit to continual improvement in environmental, social and economic performance and pollution prevention for our operations through ongoing review and modification of the management systems in response to emerging environmental, social and economic issues and changing regulations and business activities, as appropriate.

See **Our Operational Impact** for further details of our operational commitments.

# B. Technology

Sustaining the growth of our business, while minimizing the environmental impact of our technology, is a constant balancing act. As a financial services firm, computing represents the largest portion of the environmental impact from our technology. Through a combination of market-based and in-house developed products, our engineers seek the best technology solutions with the lowest power consumption to meet the requirements of our business, working alongside the CSRE team to achieve the firm's operational goals. Key initiatives are as follows:

**Efficiency:** Given our strategic focus on computing efficiency, we will continue to pursue integrated solutions that minimize environmental impact across the technology lifecycle, from the initial purchase of a product to its disposal. We will also continuously optimize for efficiency across our hardware fleet by closely monitoring and striving for higher efficiency per unit of computing capacity.

**Shared Solutions:** We will seek additional efficiency in our computing solutions through shared computing and virtualization. For example, while we utilize private cloud solutions that right-size our computing resources for applications, we will also leverage public cloud technology as secure solutions become available, including using on-demand computing capacity as needed to reduce our permanent computing footprint.

**Innovation and Collaboration:** We will look to adopt innovative solutions across our technology platforms and share best practices across the industry. For example, we are adopting modular data centers and collaborating through the Open Compute Project (OCP), which promotes the development of higher-efficiency server hardware.

# II. Our People

Environmental stewardship is not only about how we operate our business, but also about how we engage our people. Through programs sponsored across our global businesses, environmental issues are discussed and environmental initiatives are acted upon. We will continue to look for opportunities to further engage our people on environmental opportunities.

Examples of our employee engagement programs, which we will seek to build on, are as follows:

**Thought Leadership:** Throughout the year, we offer a speaker series that brings thought leaders to the firm to share innovative ideas and thinking on a variety of themes, including environmental topics ranging from renewable energy and conservation to water issues. We also publish timely and topic-specific content on both our internal and external communications portals, including videos, infographics and podcasts, to educate both our people and our clients on the evolving environmental landscape. Additionally, we host conferences on environment and energy issues, with a focus on the intersection of markets and how innovative financial mechanisms can be leveraged. We convene policymakers, NGOs and academic institutions alongside our clients, investors and employees to advance dialogue and collaboration that can facilitate capital flows that benefit the environment.

**Communications:** We regularly communicate with our people through multiple channels. We publish environmental newsletters offering updates on notable transactions related to the environment and the firm's progress on minimizing our environmental footprint, among other topics. We also publish articles on our intranet to focus on environmental issues and communicate our environmental progress.

**Environmental Networks:** Employee-led environmental networks in cities around the world raise awareness and engage local employees on initiatives ranging from recycling and composting to reduction of disposable cups and bottles.

**Community Team Works:** Each year, our *Community Team Works* program allows for employees to participate in volunteer projects in their local communities that have a direct impact on the environment. These projects range from aiding in park clean-ups to installing solar panels on housing for low-income residents.

**Goldman Sachs Gives:** Through *Goldman Sachs Gives*, the firm's donor-advised fund, current and retired senior employees can recommend grants to qualifying nonprofit organizations globally. Since 2010, *Goldman Sachs Gives* has provided more than $36 million of grants across 10 countries towards critical societal, conservation and environmental-related programs.

# Implementation and Governance

Our environmental policy, which applies to The Goldman Sachs Group, Inc. and its majority-owned subsidiaries, is coordinated by the Environmental Markets Group (EMG), reporting directly to the Office of the Chairman. EMG provides guidance to our various businesses, develops training and engages with a variety of stakeholders to help Goldman Sachs better manage and understand evolving environmental issues. Implementation of the policies and initiatives is the direct responsibility of each of our applicable businesses. We report on our progress annually through our **Environmental, Social and Governance Impact Report** and the **Environmental Stewardship** section of our website.

The policy and its implementation are reviewed with the Board of Directors' **Public Responsibilities Committee**, which has oversight of the implementation of the Environmental Policy Framework and any environmental, social and governance issues affecting the firm.

We have consulted many stakeholders and experts in updating this policy framework. We will continue to build upon these relationships and regularly consult our stakeholders to help us stay abreast of evolving environmental risks and opportunities and help us continue our progress towards environmental stewardship.

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[i] This target extends our existing goal of $40 billion and includes an additional $110 billion in capital deployment by 2025. Our target is focused on the clean technology and renewable energy sector, and on commercial transactions. It includes financing and co-investments for solar, wind, sustainable hydro, biomass, geothermal, advanced biofuels, energy efficiency and advanced materials, energy storage, LED lighting, electric vehicles, and renewable energy transmission, among other clean technologies. It does not include financial advisory, market making activities, or grant-related funding for the sector.

[ii] Progress towards target as of Q3 2015.

[iii] We define developed economies based on the FTSE Country Classification as of September 2015.